SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 2)

GLOBAL IMAGING SYSTEMS, INC.

(Name of Subject Company)

GLOBAL IMAGING SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

37934A100

(CUSIP Number of Class of Securities)

Thomas S. Johnson

Chairman and Chief Executive Officer

Global Imaging Systems, Inc.

3820 Northdale Boulevard, Suite 200A

Tampa, Florida 33624

(813) 960-5508

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Joseph L. Johnson III, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109-2881 (617) 570-1000	J. Hovey Kemp, Esq. Goodwin Procter LLP 901 New York Avenue, NW Washington, DC 20001 (202) 346-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on April 4, 2007 and as subsequently amended (the “Initial Schedule 14D-9”), by Global Imaging Systems, Inc., a Delaware corporation (the “Company”). The Initial Schedule 14D-9 relates to the cash tender offer by RG Acquisition I Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Xerox Corporation, a New York corporation (the “Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated April 4, 2007 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the “Common Stock”), at a price of $29.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 4, 2007, and the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Global Imaging Systems, Inc.

3820 Northdale Boulevard

Suite 200A

Tampa, Florida 33624

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about April 27, 2007 in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Global Imaging Systems, Inc., a Delaware corporation (“Global”, the “Company”, “we” or “our”), with respect to the tender offer by RG Acquisition I Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Xerox Corporation, a New York corporation (“Xerox”), to the holders of record of shares of common stock of the Company, par value $0.01 per share (“Common Stock” or “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Xerox without a meeting of the Company’s stockholders to a majority of the seats on the board of directors of the Company (the “Company Board” or “Company’s Board of Directors”). Such designation would be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated as of April 1, 2007 (the “Merger Agreement”), by and among Xerox, the Purchaser and the Company.

Pursuant to the Merger Agreement, the Purchaser commenced a cash tender offer (the “Offer”) on April 4, 2007 to purchase all of the outstanding Shares, at a purchase price of $29.00 per Share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 4, 2007 (together with any amendments or supplements thereto, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on May 8, 2007, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by the Purchaser and Xerox with the Securities and Exchange Commission (the “SEC”) on April 4, 2007.

Section 1.3 of the Merger Agreement provides that, promptly after such time as the Purchaser accepts for payment shares of Common Stock pursuant to the Offer representing at least a majority and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Xerox will be entitled to designate such number of directors of the Company Board (rounded up to the next whole number) equal to the product of the total number of directors on the Company Board multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by the Purchaser or any of its affiliates bears to the total number of shares of Common Stock then outstanding. In connection with the foregoing, the Company will promptly obtain the resignation of such number of its current directors or increase the size of the board of directors, in compliance with applicable law, as is necessary to enable Xerox’s designees to be elected or appointed to the Company Board. However, prior to the Effective Time, the Company Board will always have at least two members who are not officers, directors, employees or designees of the Purchaser or any of its affiliates (“Purchaser Insiders”). If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider shall be entitled to designate a person to fill such vacancy. Following the election or appointment of Xerox’s designees to the Company Board and prior to the Effective Time, any amendment or termination of the Merger Agreement, any extension by the Company of the time for performance of any of the obligations or other acts of Xerox or the Purchaser, or waiver of any of the Company’s rights or any of the obligations of Xerox or the Purchaser, if such amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the minority stockholders of the Company, will require the consent of a majority of the directors of the Company then in office who are not Purchaser Insiders or the approval of the sole director if there shall be only one director then in office who is not a Purchaser Insider.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Xerox’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Xerox, the Purchaser and Xerox’s designees has been furnished to the Company by Xerox, and the Company assumes no responsibility for the accuracy or completeness of such information.

XEROX DESIGNEES TO COMPANY BOARD OF DIRECTORS

Information with respect to the Designees

As of the date of this Information Statement, Xerox has not determined who will be the Xerox designees. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Xerox has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o Xerox Corporation, 800 Long Ridge Road, P.O. Box 1600, Stamford, Connecticut 06904.

Name and Address	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Kathleen Fanning	45	Vice President, Worldwide Taxes, Xerox Corporation (January 2005 to present). Prior to joining Xerox in January 2005, she held executive positions with GE Company and GE Capital Corporation as tax director and most recently as global tax director, GE Real Estate.

James A. Firestone	52

Sole Director of RG Acquisition I Corp.

Chairman and Chief Executive Officer, RG Acquisition I Corp.

Executive Vice President, Xerox Corporation.

President, Xerox North America (October 2004 - present). Firestone joined Xerox from IBM in August 1998 when he became President of the Xerox Channels Group. He then was named Senior Vice President for the Corporate Strategy and Marketing Group. He also served as President, Corporate Operations Group, Xerox Corporation.

Name and Address	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Timothy J. MacCarrick	41

Vice President and Treasurer, RG Acquisition I Corp.

Vice President, Finance, Xerox North America and Vice President, Xerox (July 2006 to present). He has also served as Chief Financial Officer, Xerox Europe. Prior to that position, he was Assistant Treasurer of Xerox Corporation.

Rhonda L. Seegal	56	Treasurer, Xerox Corporation (April 2003 to present). Seegal joined Xerox in 2003 from Avaya Inc., where she was Vice President and Treasurer since 2000.

Leslie F. Varon	50	Vice President, Controller, Xerox Corporation (July 2006 to present). Vice President, Finance and Operational Support, Xerox North America (October 2004 to July 2006). From 1996 to 2004, Varon was head of Xerox Investor Relations. In 2001, she was named to the additional role of Corporate Secretary.

Lawrence A. Zimmerman	64	Chief Financial Officer, Xerox Corporation (June 2002 to present). Zimmerman joined Xerox in 2002 after retiring from International Business Machines Corporation where he held senior executive finance positions.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of April 3, 2007, there were 50,389,560 shares of Common Stock outstanding. As of the date of this Information Statement, Xerox and its affiliates do not own any shares of the Company’s Common Stock.

CURRENT BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS

The Company Board currently consists of eight members and is divided into three classes, categorized as Class I, Class II and Class III. Each year, the directors in one of the three classes are elected to serve a three-year term.

Name	Age	Position with Global	Director Class	Term Expires
Thomas S. Johnson	61	Chairman and CEO	Class III	2007
Raymond Schilling	52	CFO, Director	Class III	2007
Michael E. Shea, Jr.	59	President, COO, Director	Class II	2009
Mark A. Harris	50	Director	Class I	2008
Daniel T. Hendrix	52	Director	Class II	2009
R. Eric McCarthey	50	Director	Class III	2007
Edward N. Patrone	72	Director	Class I	2008
M. Lazane Smith	52	Director	Class II	2009
Edward J. Smith	59	Director	Class I	2008

The following are brief biographies of each current member of the Company Board.

Class III Directors (Terms Expire in 2007)

Thomas S. Johnson, 61, has served as a Director and as Chief Executive Officer since our founding in June 1994. He has served as Chairman since August 2003. From 1991 to 1994, Mr. Johnson was an office technology solutions industry consultant. From 1989 to 1990, Mr. Johnson served as Chief Operating Officer for Danka. From 1975 to 1989, Mr. Johnson worked at IKON (formerly known as Alco Standard Corporation) in various staff and operating roles. At the time, Mr. Johnson left IKON, he was Vice President-Operations of the Office Products group and was responsible for acquisitions and turning around under-performing operations. Mr. Johnson has been involved in the acquisition of over 80 office equipment dealers since 1985, and has over 25 years of experience in acquiring and integrating businesses. Mr. Johnson graduated with a B.S. degree from the University of Florida in 1972 and received his M.B.A. from Harvard Business School in 1976.

R. Eric McCarthey, 50, has served as a Director since January 2001 and Chairman of the Audit Committee since 2002. Mr. McCarthey is President of The Coca-Cola Company’s 7-11 Global Business Division. Mr. McCarthey has served in various North America and International positions at The Coca-Cola Company since 1981. Mr. McCarthey completed the director certification workshop at U.C.L.A. and passed the ISS written test encompassing all critical aspects of the role of directors. He has a B.A. from the University of Colorado and an M.B.A. from the University of Southern California.

Raymond Schilling, 52, has served as a Director since August 2004. Mr. Schilling has been Chief Financial Officer since our inception and served as our Executive Vice President since February 2005. From 1994 until his promotion in 2005, Mr. Schilling served as our Senior Vice President. From 1994 to 2004, Mr. Schilling also served as our Treasurer and Corporate Secretary. From 1988 to 1994, Mr. Schilling was Vice President-Finance

of the California/Nevada region of McCaw Communications and responsible for all of its finance and administrative functions. From 1980 to 1988, Mr. Schilling worked with Mr. Thomas S. Johnson at IKON in various accounting and financial reporting functions, including as controller of Alco Office Products, where his responsibilities included acquisitions and evaluation, integration, development and installation of financial systems. From 1986 to 1988, Mr. Schilling was also Vice President of Finance and Administration of San Sierra Business Systems (an Alco Office Products dealer). From 1976 to 1980, Mr. Schilling was employed by Price Waterhouse as a C.P.A. Mr. Schilling has been involved in the acquisition of numerous businesses and has over 20 years of experience in acquiring and integrating businesses. Mr. Schilling graduated with a B.A. in Economics and Accounting from Muhlenberg College in 1976.

Class II Directors (Terms Expire in 2008)

Daniel T. Hendrix, 52, has served as a director since January 2003. Mr. Hendrix is President, Chief Executive Officer and a director of Nasdaq-quoted Interface, Inc., the world’s largest carpet tile manufacturer. Since 1983, Mr. Hendrix has held various positions with Interface including Chief Financial Officer, which he held for 16 years prior to being elevated to President and Chief Executive Officer in 2001. Mr. Hendrix also serves as a director of American Woodmark Corporation. An accounting graduate from Florida State University, he also served for six years as an audit manager with a national accounting firm.

Michael E. Shea, Jr., 59, has served as a Director and our President and Chief Operating Officer since January 2005. From 2001 until 2005, Mr. Shea was our Senior Vice President—Sales and Marketing. Mr. Shea founded Connecticut Business Systems in 1986 and served as its President until 2004. Connecticut Business Systems was acquired by the Company in 1998. Before founding Connecticut Business Systems, Mr. Shea spent 14 years with Savin Corporation in numerous management positions, most recently as Vice President of Sales responsible for dealer and branch operations.

M. Lazane Smith, 52, has served as a Director since January 2003. Ms. Smith currently serves as Senior Vice President, Human Resources and Customer Support Services for Gateway, Inc. She joined Gateway in November 2006 as Senior Vice President in charge of Human Resources and in January 2007 accepted the additional responsibility of overseeing Gateway’s customer support services. Prior to Gateway, Ms. Smith spent almost 12 years at CompuCom Systems, Inc., a former NASDAQ-quoted provider of outsourcing and systems integration services, serving as Senior Vice President and Chief Financial Officer until March 2005. She joined CompuCom as Corporate Controller in 1993, becoming Chief Financial Officer in 1997, and was elected to its Board of Directors in 2001. After she left CompuCom, Ms. Smith provided financial-related consultant services. Ms Smith is an accounting graduate from the University of Texas at San Antonio and is a member of the Financial Executive Institute.

Class I Directors (Terms Expire in 2009)

Mark A. Harris, 50, rejoined our Board of Directors in May 2003. Mr. Harris previously served as a Director of the Company from January 2002 to December 2002. He has served as Chairman of the Nominating Committee since 2003 and as a member of the Strategic Planning Committee since 2005. Since December 2002, Mr. Harris has practiced corporate law as a partner in the Chicago office of McDermott Will & Emery, LLP. From September 2001 to December 2002, Mr. Harris served as Chief Operating Officer and Principal, Portfolio Manager of GTCR Golder Rauner, LLC, a private equity investment company in Chicago, Illinois. From March 2000 to August 2001, Mr. Harris was Vice President and General Counsel of PrairieComm, Inc. He also served as Senior Vice President and Chief Legal Officer of Click Commerce, Inc. during the period from March 2000 to September 2000. Prior to March 2000, Mr. Harris practiced corporate and tax law as a partner in the Chicago office of Latham & Watkins LLP. Mr. Harris received his B.A., summa cum laude, from Saint Louis University and a J.D., cum laude, from Northwestern University School of Law.

Edward N. Patrone, 72, has served as our Director since August 1998. He is currently the Chairman of the Compensation Committee. Currently retired, Mr. Patrone served as senior consultant to IKON from 1991 to 1997, and in various executive positions with IKON prior to that time, including President and Chief Executive Officer of Paper Corporation of America, a subsidiary of IKON, from 1988 to 1991, and as Executive Vice President from 1983 to 1988. Mr. Patrone has been active in the automated office product industry for over 17 years. Mr. Patrone was also a director of CompuCom Systems, Inc.

Edward J. Smith, 59, has been President of Barnegat Bay Capital, Inc. since 2001. Barnegat Bay Capital, Inc., which he founded in 2001, provides corporate finance advisory services to public and private companies. Mr. Smith is a director of ATS Corporation, where he serves as chairman of its audit committee and as a member of its compensation committee. Mr. Smith is a lecturer at Yale University teaching a fall semester course entitled “The Corporate Board of Directors.” From 1992 to 2001, Mr. Smith was a managing director in the high technology investment banking group at Prudential Securities Incorporated.

Board Determination of Independence

The Company Board believes a substantial majority (generally at least two independent directors for each non-independent director) of the Company Board should be independent directors. The Company Board also believes it is useful and appropriate for the Company’s Chief Executive Officer to serve on the Company Board as well as other members of the Company’s management whose experience and role at the Company are expected to help the Company Board fulfill its responsibilities. Under applicable NASDAQ rules, a director of the Company will only qualify as an “independent director” if, in the opinion of the Company Board, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Company Board has determined that Ms. Smith and Messrs. Harris, Hendrix, McCarthey, Patrone, and Smith are “independent directors” as defined under NASDAQ Marketplace Rule 4200(a)(15).

Director Candidates

The process followed by the Governance Committee to identify and evaluate director candidates includes requests to Company Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Governance Committee and the Company Board. The Company is obligated to use its best efforts to nominate Thomas S. Johnson for election as a director under the terms of Mr. Johnson’s employment agreement.

In considering whether to recommend any particular candidate for inclusion in the Company Board’s slate of recommended director nominees, the Governance Committee applies the following criteria:

•	Personal qualities and characteristics, accomplishments and reputation in the business community;

•	Current knowledge about and contacts within the communities in which the Company does business and in the Company’s industry or other industries relevant to the Company’s business;

•	Ability and willingness to commit adequate time to the Company Board and Committee matters;

•

The fit of the individual’s skills and personality with those of other directors and potential directors in building a Company Board that is effective, collegial and responsive to the needs of the Company and its subsidiaries; and

•	Diversity of viewpoints, background, experience and other demographics.

The Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. The Company believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Company Board to fulfill its responsibilities.

Shareholders may recommend individuals to the Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the shareholders or group of shareholders making the recommendation has beneficially owned more than 5% of the Company’s Common Stock for at least a year as of the date such recommendation is made, to the Governance Committee. Such recommendations should be sent to the Company, c/o the Corporate Secretary, at 3820 Northdale Boulevard, Suite 200A, Tampa, Florida 33624. Assuming that appropriate biographical and background material has been provided on a timely basis, the Governance Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Director Attendance at Annual Meeting of Shareholders

All directors are expected to attend the Annual Meeting of Shareholders. All directors attended the 2006 Annual Meeting of Shareholders.

How can a Shareholder communicate with the Company Board?

The Company Board will give appropriate attention to written communications submitted by shareholders and will respond if and as appropriate. The General Counsel is primarily responsible for monitoring communications from shareholders and for providing copies or summaries to the directors as the General Counsel considers appropriate.

Under procedures approved by a majority of the independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the General Counsel considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which the Company tends to receive duplicative communications.

Shareholders who wish to send communications on any topic to the Company Board should address such communications to Board of Directors c/o General Counsel, Global Imaging Systems, Inc., 3820 Northdale Boulevard, Suite 200A, Tampa, Florida 33624.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company Board held fourteen (14) meetings during the fiscal year ended March 31, 2007. During the fiscal year ended March 31, 2007, each of the directors attended at least 75% of the total number of meetings of the Company Board and of the committees of the Company Board for which he or she was a member. The Company Board has established an Audit Committee, a Compensation Committee, an Executive Committee, a Governance Committee and a Strategic Planning Committee.

Audit Committee

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is responsible for:

•	The appointment, compensation and oversight of our independent registered certified public accounting firm.

•

The direct oversight of our internal audit function, including personnel decisions, reviewing and approving the scope of work to be performed by the Company’s internal auditors, and receiving independent reports from the Company’s independent registered certified public accounting firm.

•	Reviewing audit plans and results with our independent registered certified public accounting firm.

•	Reviewing the independence of our independent registered certified public accounting firm.

•	Considering the range of audit and non-audit fees.

•	Reviewing our internal control over financial reporting.

The Audit Committee held eight (8) meetings during the fiscal year ended March 31, 2007. R. Eric McCarthey, Chairman, Daniel T. Hendrix, Edward J. Smith and M. Lazane Smith, are the members of the Audit Committee. The Company Board has also determined that they each are “independent” under the Exchange Act and as defined in the Nasdaq Stock Market’s Marketplace Rules. The Board has determined that Ms. Smith is an “audit committee financial expert” as defined under the rules of the SEC. The charter for the Audit Committee is available on the Company’s website at www.gisx.com.

Compensation Committee

The primary duties and responsibilities of our Compensation Committee are:

•	In consultation with senior management, establish the Company’s general compensation philosophy, and oversee the development and implementation of compensation programs.

•

Review and approve corporate goals and objectives relating to the compensation of the CEO evaluate the performance of the CEO in light of those goals and objectives, and have the sole authority to determine the CEO’s compensation and benefits based on this evaluation. In determining the long-term incentive components of the CEO’s compensation, the Committee will consider, among other factors, the Company’s performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards granted to the CEO in other years.

•	Review, and in consultation with the CEO, approve compensation and benefits for the COO, CFO and other executive and senior officers of the Company.

•	Recommend, subject to the approval of the Company Board, compensation and benefits for the Directors.

•	Approve annual incentive plans and merit plans for the officers and employees of the Company.

•	Supervise the administration of all current employee benefit plans and any other benefit plans that may from time-to-time be created.

•

Grant stock options, restricted stock and other awards of the Company’s stock to Directors, officers and employees of the Company pursuant to the Company’s stock incentive plans as approved by the Company’s shareholders and as may from time-to-time be amended.

•

In consultation with management, oversee regulatory compliance with respect to compensation matters, including overseeing the Company’s policies on structuring compensation programs to preserve appropriate tax deductibility and establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the Internal Revenue Code.

•	Review periodic reports from management on matters relating to the Company’s personnel appointments and practices.

The Compensation Committee held six (6) meetings during the fiscal year ended March 31, 2007. Edward N. Patrone, Chairman, Mark A. Harris, Daniel T. Hendrix, and R. Eric McCarthey, all of whom are independent directors, are the members of the Compensation Committee. The charter for the Compensation Committee is available on the Company’s website at www.gisx.com.

Executive Committee

The primary duties and responsibilities of our Executive Committee are to exercise all the powers reserved to the Company Board by the Company’s bylaws and charter between regular meetings of the Company Board or when it is impossible or impractical to convene a full meeting of the Company Board.

The Executive Committee held no formal meetings during the fiscal year ended March 31, 2007. The members of the Executive Committee are the Chairmen of the Company Board’s other standing committees. The Chairman of the Executive Committee is selected by length of service on the Company Board and rotates on an annual basis. Additionally, the CEO serves as an ex officio member of the Executive Committee. During the fiscal year ended March 31, 2007, Edward N. Patrone, Chair, Mark A. Harris, R. Eric McCarthey, Edward J. Smith and Thomas S. Johnson (ex officio) served as the members of the Executive Committee.

Governance Committee

The primary duties and responsibilities of our Governance Committee are:

•	Determine the slate of Director nominees for election to the Company Board.

•	Identify and recommend candidates to fill vacancies on the Company Board between annual shareholder meetings.

•

Develop and implement (i) the Company’s Corporate Governance Principles; (ii) succession plans for the CEO and other senior managers; (iii) policies and procedures for the evaluation of the Company Board and its members; (iv) policies and procedures for the review and, if necessary, amendment of the charters of the committees of the Company Board; (v) policies and procedures for the receipt and investigation of employee complaints; and (vi) such other policies and procedures the Committee deems appropriate to facilitate good corporate governance and promote corporate responsibility.

The Governance Committee held two (2) meetings during the fiscal year ended March 31, 2007. Mark A. Harris, Chairman, Edward N. Patrone, Edward J. Smith and M. Lazane Smith, all of whom are independent directors, are the members of the Governance Committee.

Strategic Planning Committee

The primary duties and responsibilities of our Strategic Planning Committee are:

•	Review and approve or recommend approval by the full Company Board, as the case may be, major corporate transactions.

•	Review the Company’s capital structure and financial strategies.

•	Review and approve the Company’s long-term strategic business plan.

•	Review and approve the Company’s annual business plan.

•	Monitor, review and approve the Company’s acquisition strategy.

The Strategic Planning Committee held one (1) meeting during the fiscal year ended March 31, 2007. Edward J. Smith, Chairman, Mark A. Harris, Thomas S. Johnson, R. Eric McCarthey and Edward N. Patrone are the members of the Strategic Planning Committee.

Certain Related Party Transactions

Except as set forth in Item 3 of the Company’s Schedule 14D-9, this Information Statement and in the Company’s Proxy Statement on Schedule 14A filed with the SEC on July 12, 2006, as incorporated in the Company’s Schedule 14D-9 by reference, as of the date of the Company’s Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Xerox, Purchaser or their respective executive officers, directors or affiliates. The Audit Committee is responsible for reviewing and approving all Company related party transactions involving its executive officers and directors.

Mr. Todd S. Johnson, one of the Company’s executive officers, is the son of Mr. Thomas S. Johnson, the Chairman and Chief Executive Officer and a director. Todd S. Johnson received approximately $464,159 in salary and bonus for the fiscal year ended March 31, 2007. His employment as an executive officer continues on a basis substantially similar to that on which his compensation was based for the fiscal year ended March 31, 2007.

The Company has entered into indemnification agreements with its directors and executive officers for the indemnification of and advancement of expenses to such persons to the full extent permitted by law.

EXECUTIVE OFFICERS

The names and ages of all executive officers of the Company and the principal occupation and business experience for at least the last five years for each are set forth below.

Name	Age	Position
Thomas S. Johnson	61	Chairman and Chief Executive Officer
Michael E. Shea, Jr.	59	President and Chief Operating Officer
Peter W. Shoemaker	64	Executive Vice President—Strategy and Operations
Raymond Schilling	52	Executive Vice President and Chief Financial Officer
Paul A. Schulman	47	Senior Vice President—Operations
Daniel Robert Cooper	41	Senior Vice President—Sales
Todd S. Johnson	40	Senior Vice President—Acquisitions
C. Michael Moore	47	Senior Vice President—Finance
Cecil A. McClary	64	Senior Vice President—Human Resources
Lawrence Paine	49	Senior Vice President—General Counsel, Secretary
Craig S. Storts	47	Vice President—Treasurer

Thomas S. Johnson, 61, has served as a Director and as Chief Executive Officer since our founding in June 1994. He has served as Chairman since August 2003. From 1991 to 1994, Mr. Johnson was an office technology solutions industry consultant. From 1989 to 1990, Mr. Johnson served as Chief Operating Officer for Danka. From 1975 to 1989, Mr. Johnson worked at IKON (formerly known as Alco Standard Corporation) in various staff and operating roles. At the time, Mr. Johnson left IKON, he was Vice President-Operations of the Office Products group and was responsible for acquisitions and turning around under-performing operations. Mr. Johnson has been involved in the acquisition of over 80 office equipment dealers since 1985, and has over 25 years of experience in acquiring and integrating businesses. Mr. Johnson graduated with a B.S. degree from the University of Florida in 1972 and received his M.B.A. from Harvard Business School in 1976.

Michael E. Shea, Jr., 59, has served as a Director and our President and Chief Operating Officer since January 2005. From 2001 until 2005, Mr. Shea was our Senior Vice President—Sales and Marketing. Mr. Shea founded Connecticut Business Systems in 1986 and served as its President until 2004. Connecticut Business Systems was acquired by the Company in 1998. Before founding Connecticut Business Systems, Mr. Shea spent 14 years with Savin Corporation in numerous management positions, most recently as Vice President of Sales responsible for dealer and branch operations.

Peter W. Shoemaker, 64, has served as our Senior Vice President and Chief Operating Officer since October 2002, and was recently promoted to Executive Vice President—Strategy & Operations at the February 10, 2005 meeting of the Company’s Board of Directors. Previously, Mr. Shoemaker spent 20 years with IKON in several senior management positions, most recently as Senior Vice President and President, Business Services—North America. From 1985 to 1994, he was President and Chief Executive Officer of A-Copy, a division of IKON and the largest office technology dealership in the United States. Mr. Shoemaker graduated with a B.A. in economics from Rutgers University in 1964 and received an M.B.A. from Rutgers University in 1966.

Raymond Schilling, 52, has served as a Director since August 2004. Mr. Schilling has been Chief Financial Officer since our inception and served as our Executive Vice President since February 2005. From 1994 until his promotion in 2005, Mr. Schilling served as our Senior Vice President. From 1994 to 2004, Mr. Schilling also served as our Treasurer and Corporate Secretary. From 1988 to 1994, Mr. Schilling was Vice President-Finance of the California/Nevada region of McCaw Communications and responsible for all of its finance and administrative functions. From 1980 to 1988, Mr. Schilling worked with Mr. Thomas S. Johnson at IKON in various accounting and financial reporting functions, including as controller of Alco Office Products, where his responsibilities included acquisitions and evaluation, integration, development and installation of financial systems. From 1986 to 1988, Mr. Schilling was also Vice President of Finance and Administration of San Sierra Business Systems (an Alco Office Products dealer). From 1976 to 1980, Mr. Schilling was employed by Price Waterhouse as a C.P.A. Mr. Schilling has been involved in the acquisition of numerous businesses and has over 20 years of experience in acquiring and integrating businesses. Mr. Schilling graduated with a B.A. in Economics and Accounting from Muhlenberg College in 1976.

Paul A. Schulman, 47, has been serving as our Senior Vice President—Operations since December 2006. Previously, he served as our Senior Vice President—Business Development from April 2005 until December 2006. Mr. Schulman began his career at Carr Business Systems in 1977, serving as President from 1985 through 2005. In 1998, Global acquired Carr from Mr. Schulman. He holds a B.S. degree in Management and Marketing from C.W. Post College, Long Island University.

Daniel Robert Cooper, 41, has served as our Senior Vice President—Sales since April 1, 2005. Mr. Cooper has also served as President of Electronic Systems, Inc. since 2000. From 1998 to 2000, Mr. Cooper was Vice President and General Sales Manager of ESI. In 2000, Mr. Cooper became President of ESI. Prior to joining ESI, he spent 10 years with Danka Industries. He holds a business administration degree from Radford University.

Todd S. Johnson, 40, was promoted to Senior Vice President—Acquisitions at the February 10, 2005 meeting of the Company’s Board of Directors. Mr. Johnson has served as our Vice President of Acquisitions since April 1999 and has been employed by Global since July 1994 in various roles, including Acquisition Team Manager. From 1993 to 1994, Mr. Johnson was employed as an office technology industry consultant. From 1989 to 1993, Mr. Johnson was an officer of the United States Marine Corps. Mr. Johnson graduated from Pennsylvania State University with a B.S. in Business Management in 1989. Todd S. Johnson is the son of our Chairman and Chief Executive Officer, Thomas S. Johnson.

C. Michael Moore, 47, joined Global in 2004 as Vice President of Finance and was promoted to Senior Vice President—Finance in April 2006. From 2003 to July 2004, Mr. Moore was the Chief Financial Officer of Florida Lift Systems. From 1996 to 2002, Mr. Moore was the Chief Financial Officer of Discount Auto Parts, Inc. Prior to 1996, Mr. Moore was employed by Ernst & Young for approximately 14 years. He earned a B.S. degree from the University of Tennessee.

Cecil A. McClary, 64, has served as our Vice President of Human Resources since February 2002 and as Senior Vice President—Human Resources since December 2006. From April 1978 to June 2001, Mr. McClary was employed by Unisource, a division of Georgia Pacific, and served as Vice President of Human Resources from 1986 until he retired in 2001. Mr. McClary was employed by The Walt Disney Company from 1970 to 1978 as its Compensation Manager. Mr. McClary has a B.A. in Psychology from the University of South Carolina.

Lawrence Paine, 49, has served as our Vice President and General Counsel since February 2004, as our Secretary since May 2004, and was promoted to Senior Vice President in December 2006. Mr. Paine has more than 20 years’ legal experience, including 16 years in corporate law. Prior to joining Global, he was senior counsel for the St. Joe Company in Jacksonville, Florida where he held various positions in the Law Department since 1988. Mr. Paine served as an Assistant State Attorney in Naples, Florida from 1987 until 1988. Prior to that, he was in private practice in St. Petersburg, Florida. He earned B.A. and M.A. degrees from the University of Florida, and a J.D. from Stetson University College of Law.

Craig S. Storts, 47, was appointed Vice President-Treasurer on May 9, 2006. Mr. Storts has served as Treasurer since 2004 and has been employed by the Company since 1997. Prior to his appointment as Treasurer, Mr. Storts served as our Controller. Mr. Storts earned a B.S. in accounting from Bowling Green State University and an M.B.A. from the University of South Florida.

Each of the executive officers holds his or her respective office until the regular annual meeting of the Company Board following the annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Common Stock as of March 31, 2007: (i) by each person who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) by each director of the Company; (iii) by each present executive officer of the Company named in the Summary Compensation Table set forth below; and (iv) by all directors and executive officers of the Company as a group. Unless otherwise noted, the business address of the listed beneficial owner is c/o Global Imaging Systems, Inc., 3820 Northdale Boulevard, Suite 200A, Tampa, Florida 33624.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)
FMR Corp.(3) 82 Devonshire Street Boston, MA 02109	7,396,878	14.7%
Wasatch Advisors, Inc.(4) 150 Social Hall Avenue Salt Lake City, Utah 84111	3,440,492	6.8
Barclays Global Investors, NA.(5) 45 Fremont Street San Francisco, CA 94105	2,803,225	5.6
Mark A. Harris(6)	28,400	*
Daniel T. Hendrix(7)	32,400	*
Thomas S. Johnson(8)	674,028	1.3
R. Eric McCarthey(9)	34,000	*
Edward N. Patrone(10)	56,400	*
Raymond Schilling(11)	588,316	1.2
Paul A. Schulman(12)	196,972	*
Michael E. Shea, Jr.(13)	242,038	*
Peter W. Shoemaker(14)	293,612	*
Daniel R. Cooper(15)	78,000	*
Edward J. Smith(16)	16,400	*
M. Lazane Smith(17)	32,400	*
All executive officers and directors, as a group (18 persons)(18)	2,662,024	5.3

*	Represents less than 1% of the outstanding Common Stock

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated below, to the knowledge of the Company, all persons listed have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law. Pursuant to the rules of the SEC, the number of shares of Common Stock deemed outstanding includes shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of March 31, 2007 (“presently exercisable stock options”).
(2)	Applicable percentage of ownership as of March 31, 2007, is based upon 50,326,560 shares of Common Stock outstanding.
(3)

Based on a Schedule 13G filed by FMR Corporation on February 14, 2007. Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 7,396,878 shares or 14.7% of Global’s common stock outstanding as of the date of filing the Schedule 13G as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 5,186,080 shares or 10.15% of Global’s common stock outstanding as of the date of filing the Schedule 13G. Fidelity Low Priced Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 7,396,878 shares of Global common stock owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees.

(4)	Based on a Schedule 13G filed by Wasatch Advisors, Inc. on February 14, 2007. The address for Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, Utah 84111.
(5)	Based on a Schedule 13G filed by Barclays Global Investors, NA. on January 23, 2007. The address for Barclays Global Investors, NA. is 45 Tremont Street, San Francisco, California 94105. The Schedule 13G lists Barclays Global Investors, NA. as the beneficial owner of 1,285,593 shares, Barclays Global Fund Advisors as the beneficial owner of 1,485,089 shares, and Barclays Global Investors, Ltd. as the beneficial owner of 32,543 shares.
(6)	Includes 1,600 shares of our Common Stock which Mr. Harris has a right to purchase through the exercise of options that are vested or will vest within 60 days of March 31, 2007.
(7)	Includes 28,400 shares of our Common Stock which Mr. Hendrix has a right to purchase through the exercise of options that are vested or will vest within 60 days of March 31, 2007.
(8)	Includes 544,000 shares of our Common Stock which Mr. Johnson has a right to purchase through the exercise of options that are vested or will vest within 60 days of March 31, 2007.
(9)	Includes 9,200 shares of our Common Stock which Mr. McCarthey has a right to purchase through the exercise of options that are vested or will vest within 60 days of March 31, 2007.
(10)	Includes 52,400 shares of our Common Stock which Mr. Patrone has a right to purchase through the exercise of options that are vested or will vest within 60 days of March 31, 2007.
(11)	Includes 263,100 shares of our Common Stock which Mr. Schilling has a right to purchase through the exercise of options that are vested or will vest within 60 days o of March 31, 2007.
(12)	Includes 54,600 shares of our Common Stock which Mr. Schulman has a right to purchase through the exercise of options that are vested or will vest within 60 days of March 31, 2007.
(13)	Includes 168,000 shares of our Common Stock which Mr. Shea has a right to purchase through the exercise of options that are vested or will vest within 60 days of March 31, 2007.
(14)	Includes 234,000 shares of our common stock which Mr. Shoemaker has a right to purchase through the exercise of options that are vested or will vest within 60 days of March 31, 2007.
(15)	Includes 58,000 shares of our Common Stock which Mr. Cooper has a right to purchase through the exercise of options that are vested or will vest within 60 days of March 31, 2007.
(16)	Includes 10,400 shares of our Common Stock which Mr. Smith has a right to purchase through the exercise of options that are vested or will vest within 60 days of March 31, 2007.
(17)	Includes 8,400 shares of our Common Stock which Ms. Smith has a right to purchase through the exercise of options that are vested or will vest within 60 days of March 31, 2007.
(18)	Includes 1,703,700 shares of our Common Stock which can by acquired by our directors and executive officers as a group through the exercise of options that are vested or will vest within 60 days of March 31, 2007.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes the material elements of compensation for the “Named Executive Officers” identified in the Summary Compensation Table.

Compensation Philosophy and Objectives

The Company’s Board of Directors and the Compensation Committee strive to ensure that the Company’s compensation programs serve to motivate and retain executive officers and, therefore, to serve the best interests of the Company and its stockholders. The Company Board’s and the Compensation Committee’s philosophy relating to executive compensation is to attract and retain highly qualified people by paying industry competitive salaries, and to align the financial interests of the Company’s executive officers and senior management to those of the Company’s stockholders. We believe that the quality, skills and dedication of our executive officers are critical factors that contribute directly to our operating results, thus enhancing value for our stockholders. The Company Board and the Compensation Committee links a substantial portion of each executive’s compensation to the achievement of certain defined operational and financial objectives adopted annually by the Company Board. The Compensation Committee’s recommendations relating to compensation matters are generally subject to the Company Board’s approval.

The Company’s compensation structure has four general components: (i) base salary, (ii) annual cash bonuses, (iii) stock options and (iv) restricted stock. The Company also provides other benefits and perquisites to its executive officers.

Compensation Process and Criteria

The compensation packages for executive officers are reviewed by the Compensation Committee, which analyzes all elements of compensation separately and in the aggregate. Our legal, finance and human resources departments support the Compensation Committee it its work and act in accordance with its direction to fulfill various functions in administering our compensation programs. In addition, the Compensation Committee has the authority to engage the services of outside experts or consultants to assist the Compensation Committee in establishing compensation levels for each executive officer.

During the fiscal year ended March 31, 2007, the Compensation Committee retained the services of Mercer Consulting, Inc., an independent compensation consultant (“Mercer”), to advise the Compensation Committee on all matters related to the compensation of our chief executive officer and that of other officers and executives. Mercer reports directly to the Compensation Committee and attends meetings on an as-needed basis at the request of the Compensation Committee. It also provides advice to the Chair of the Compensation Committee. The Company’s management team utilizes other consulting firms to provide services and market data to assist the Compensation Committee in evaluating the Company’s compensation program, and the Compensation Committee uses this data in making its decisions.

The Compensation Committee annually conducts a competitive analysis of the compensation paid to the Company’s executive officers as compared to the practices among the Company’s peer group in the office technology solutions industry. This peer group was approved by the Compensation Committee and reviewed by Mercer, who determined that these companies provide a reasonable comparison for the purpose of generating relevant compensation data. This comparison group was limited to companies that are competitors of the Company and are similar in terms of sales, industry and/or market capitalization and which may therefore compete with the Company for executive talent. The companies in the peer group included: Danka Business Systems PLC, IKON Office Solutions, Inc., and OCE, NV. The companies in the peer group are used to create benchmarks, and the benchmarks are used for the purpose of evaluating appropriate compensation ranges for base salary, cash incentive bonuses and equity-based long-term incentives. The Compensation Committee used the data from all benchmarks in various combinations, including regression analysis, in an effort to obtain comparative compensation information that reflected the Company’s particular facts and circumstances. For the fiscal year ended March 31, 2007, the data from the benchmarks generally suggested that, in the aggregate with respect to cash compensation, the compensation paid to the Company’s executive officers, other than the Chief Executive Officer, compared reasonably to the cash compensation paid to the executives whose companies were included in the benchmarks. Such cash compensation was generally between the median and the 75th percentile of the benchmarks. The cash compensation paid to the Company’s Chief Executive Officer was below the market median salary for chief executive officers whose companies were included in the selected benchmarks. In determining the size of equity-based long-term incentive grants and the allocation of stock options and restricted stock, the Compensation Committee considered the benchmarking data as well as internal factors, such as the ratio of shares covered by outstanding awards to the total outstanding shares of Common Stock, the individual officer’s performance and current stock ownership in the Company. In general, for the fiscal year ended March 31, 2007, compensation packages for the Company’s executive officers were set between the 50th and 75th percentile for base salary, the 50th and 75th percentile for cash incentive bonuses and the 50th and 75th percentile for equity-based long-term incentive grants. The Compensation Committee anticipates that it will continue to conduct similar annual reviews of the Company’s executive compensation practices and that it will use the services of independent outside consultants for similar services in the future.

In setting the mix of compensation elements at final compensation levels for the Company’s executive officers for the fiscal year ended March 31, 2007, the Compensation Committee considered many factors, including, but not limited to:

•	the scope and strategic impact of the executive officer’s responsibilities;

•	the Company’s past business and segment performance and future expectations;

•	the Company’s long-term goals and strategies;

•	the performance and experience of each individual;

•	past salary levels of each individual and of the executives as a group;

•	relative levels of pay among the officers;

•	the amount of base salary in the context of the executive officer’s total compensation and other benefits;

•	for each executive officer, other than the Chief Executive Officer, the evaluations and recommendations of the Chief Executive Officer; and

•	the competitiveness of the compensation packages relative to the selected benchmarks as highlighted by the independent compensation consultant’s analysis.

Components of Compensation

The compensation package we offer to our executives is designed to achieve our goal of increasing shareholder value. We consider our employees to be our primary asset, and our compensation packages are designed to emphasize corporate growth, entrepreneurial spirit, personal development, ownership and commitment to results. Accordingly, the elements of our executives’ compensation packages are as follows:

•	base salary;

•	annual cash incentives;

•	equity-based long-term incentives in the form of stock options and restricted stock; and

•	other perquisites and personal benefits.

Base Salary

Salaries are set to reflect past and expected future performance, responsibilities and contributions of the individual executive or senior manager, as well as the Company’s overall growth and profitability. Salary levels for each executive officer are generally targeted to be in between the 50th and 75th percentile of salaries that are paid to executive officers with comparable qualifications, experience and responsibilities at the benchmarked companies. The Compensation Committee believes that compensation for a chief executive officer, in general, should be set at the median level of the relevant labor market for such individuals and should be closer to the 75th percentile for superior performance. Each year the Compensation Committee reviews variances between the salary levels for each executive officer and those of the companies included in the selected benchmarks, and the Compensation Committee determines, in its discretion, individual salary adjustments after considering the factors described above, although no relative weights or rankings are assigned to these factors. The Compensation Committee also considers the recommendation of the Company’s Chief Executive Officer in setting the base salaries for the Company’s senior executive officers other than the Company’s Chief Executive Officer.

In May 2006, the Compensation Committee reviewed and approved the Chief Executive Officer’s recommendations for base salary for the other Named Executive Officers and senior managers. The Chief Executive Officer did not make a salary recommendation for himself. Separately and independently, the Compensation Committee reviewed the Chief Executive Officer’s salary and provided a recommendation for a new salary to the Company Board. The independent directors of the Company Board approved the Compensation Committee’s salary recommendation for the Chief Executive Officer. In conjunction with these recommendations, the Compensation Committee gave consideration to competitive compensation data and an assessment of the Company’s performance over the past year.

The Company has entered into employment agreements with each of the Company’s Named Executive Officers. These employment agreements are described in the section entitled “Discussion of Summary Compensation and Grants of Plan-Based Awards Tables.”

Annual Cash Incentive Bonus

Executive officers receive annual cash incentive bonuses based on the terms of their employment agreements and attainment of performance-based goals. Under the terms of their respective employment agreements, for the fiscal year ended March 31, 2007, Mr. Johnson was eligible to receive a bonus of up to 150% of base salary; and our Named Executive Officers, Messrs. Shea, Shoemaker, Schilling, Schulman and Cooper, were eligible to receive a bonus of up to 115% of base salary. Cash incentives are generally targeted to be in between the 50th and 75th percentile of similar cash incentives provided to officers in similar positions at companies included in the selected benchmarks.

In May 2006, the Compensation Committee set the performance goals under which annual incentive cash bonuses for fiscal year 2007 could be paid to Messrs. Johnson, Schilling, Shea, Shoemaker, Schulman and Cooper pursuant to the Company’s 2004 Omnibus Long-Term Incentive Plan (the “Plan”). The Compensation Committee adopted the Plan for the benefit of the executive officers and the Plan is administered by the Compensation Committee. The Compensation Committee and/or the Company’s Board of Directors retain the right to amend, alter or terminate the Plan at any time, though traditionally, neither the Compensation Committee nor the Company’s Board of Directors has exercised this right. The Compensation Committee established performance goals based on the Company’s earnings per share (“EPS”), earnings before interest, taxes and depreciation (“EBITDA”) and individual performance criteria. Mr. Johnson was provided an aggregate maximum bonus opportunity equal to 150% of his salary. A maximum bonus of 56.25% of salary could be earned if the Company’s fully diluted EPS increased 10% or more over the prior fiscal year, with a bonus payment of 33.75% of salary due if EPS increased 3% over the prior fiscal year. The bonus would be prorated for EPS increases between 3% and 10%, with no bonus payment for an EPS increase below 3%. A maximum bonus of 56.25% of salary could be earned if the Company’s EBITDA increased 10% or more over the prior fiscal year, with a bonus payment of 33.75% of salary due if EBITDA increased 3% over the prior fiscal year. The bonus would be prorated for EBITDA increases between 3% and 10%, with no bonus payment for an increase below 3%. Mr. Johnson is also entitled to a maximum bonus of 25% of salary based upon an evaluation of performance in the areas of acquisition results, cost controls, asset management, balance sheet issues, strategic planning, management succession, training, management relations with the Company Board, investors relations, Sarbanes-Oxley compliance, and other issues deemed appropriate. Finally, an additional maximum bonus opportunity of 12.5% of salary was available based upon outstanding performance in the above areas. There was no minimum bonus opportunity established. Each of Messrs. Shea, Shoemaker, Schilling and Schulman was provided an aggregate maximum bonus opportunity equal to 115% of his salary. A maximum bonus of 43.125% of salary could be earned if the Company’s fully diluted EPS increased 10% or more over the prior fiscal year, with a bonus payment of 18.75% of salary due if EPS increased 3% over the prior fiscal year. The bonus would be prorated for EPS increases between 3% and 10%, with no bonus payment for an EPS increase below 3%. A maximum bonus of 43.125% of salary could be earned if the Company’s EBITDA increased 10% or more over the prior fiscal year, with a bonus payment of 18.75% of salary due if EBITDA increased 3% over the prior fiscal year. The bonus would be prorated for EBITDA increases between 3% and 10%, with no bonus payment for an increase below 3%. Each of Messrs. Shea, Shoemaker, Schilling and Schulman is also entitled to a maximum bonus of 28.75% of salary based upon an evaluation of their individual performance in their functional areas. There was no minimum bonus opportunity established. Other executive officers were eligible to receive annual cash bonuses of up to 50% of base salary based on individual and overall corporate financial and operational performance.

In April 2007, the Compensation Committee reviewed the Company’s overall performance for fiscal year 2007 and, authorized a bonus of $876,140 for Mr. Thomas Johnson (approximately 142.0% of base salary); $693,300 for Mr. Schilling (approximately 187.4% of base salary); $1,037,704 for Mr. Shea (approximately 235.8% of base salary); $436,000 for Mr. Shoemaker (approximately 109.0% of base salary); $327,00 for Mr. Schulman (approximately 109.0% of base salary) and $327,000 for Mr. Cooper (approximately 109.0% of base salary). Included in the bonuses for Messrs. Schilling and Shea were discretionary bonuses of $290,000 and $580,000, respectively, based upon outstanding performance in the pursuit and attainment of enhanced shareholder value. The Chief Executive Officer evaluated the Company’s and the individual core companies’ performance against the established goals, and presented his evaluation, together with his reasoning and recommended bonus payment percentages. Based on the recommendations of the Chief Executive Officer and other members of management and as well as certain other factors as described above that the Compensation Committee considered relevant, the Compensation Committee determined the percentage of base salary to be awarded as a bonus to the executive officers, other than the Chief Executive Officer.

Equity-Based Long-Term Incentives

The purpose the Company’s equity-based long-term incentives is to attract and retain talented employees, further align employee and stockholder interests, continue to closely link employee compensation with Company performance and maintain a culture of ownership in the Company. The Company views its use of stock options and restricted stock awards as an essential component of the total compensation package offered to employees that reflects the importance the Company places on motivating and rewarding superior results with long-term, performance-based incentives.

Stock Options

The Compensation Committee believes that the award of stock options provides meaningful long-term incentives that are directly related to the enhancement of shareholder value. Under the Company’s stock option and incentive plans, stock options are granted at an exercise price equal to the closing price of the Company’s Common Stock on the date of the grant and generally vest over a five-year period. Therefore, the value of the stock options to the recipient is directly related to an increase in the price of the Company’s Common Stock. Under the terms of their executive employment agreements, each Named Executive Officer is eligible to receive on April 1 of each year during the term of their respective executive employment agreements, and did receive, an annual stock option grant to purchase a fixed number of shares for the fiscal year ended March 31, 2007. Mr. Thomas Johnson is granted stock options in the amount of 80,000 annually. Mr. Shea is granted stock options in the amount of 40,000 annually. Each of Messrs. Schilling, Shoemaker, Schulman and Cooper is granted stock options in the amount of 20,000 annually. In addition, stock option grants occasionally may be awarded throughout the year to the senior management of acquired businesses. The number of shares of Common

Stock underlying stock options granted to each individual is determined subjectively based on a number of factors, including the general level of performance of the Company’s Common Stock, the general level of performance by the Company and its core companies, the individual’s degree of responsibility, his or her ability to affect future company performance, salary level and recent noteworthy achievements. For grants made pursuant to executive employment agreements, the number of shares of Common Stock subject to the grants is determined at the time the employment agreement is entered into, based on the foregoing criteria as well as a review of the compensation practices of the Company’s competitors and peers. Stock option awards are intended to incentivize employees to work towards achieving operational and financial goals that management believes will ultimately be reflected in higher Common Stock prices.

For the fiscal year ended March 31, 2007, the Company made grants of stock options to executive officers pursuant to the Plan. For prior years, grants are awarded on an annual basis following the Company’s fiscal year end. All such stock options were granted with an exercise price equal to the per share closing price of the Company’s Common Stock on the date of grant, vest ratably over five years and expire not later than the tenth anniversary of the date of grant. All options granted to Messrs. Johnson, Schilling, Shea and Shoemaker are subject to 100% accelerated vesting in the event of termination without cause or upon a change in control of the Company. In addition, pursuant to his Senior Executive Agreement, Mr. Thomas Johnson’s stock options are also subject to 100% accelerated vesting in the event of his retirement. The Company Board also has approved stock option grants to the Company’s executive officers who were not automatically entitled to receive them. The Company believes that the grant of stock options provides a better balance for executives and provides more effective incentives for the Company’s superior performers to remain with the Company and continue that performance. In deciding to use stock options as a form of compensation, the Compensation Committee considered the Company’s overhang and the accounting treatment of stock options versus restricted stock in accordance of Statement of Financial Accounting Standards No. 123(R) and related interpretations ("SFAS No. 123(R)"). When establishing stock option grant levels for the Company’s executive officers, the Compensation Committee considers the following:

•	existing levels of stock ownership among such executive officers relative to each other and to the Company’s employees as a whole;

•	previous grants of stock options to such executive officers;

•	the Company’s stock option overhang and targeted stock-option burn rates;

•	vesting schedules of previously granted options; and

•	the stock option grant levels of executive officers in the Company’s peer group.

Restricted Stock

In deciding to use restricted stock as a form of compensation, the Compensation Committee considered the same factors used to evaluate stock option grants. Based on its review, the Compensation Committee determined that the use of restricted stock could reduce the Company’s burn rate and overhang, lessen the effects of stockholder dilution, provide favorable tax treatment to the recipients of awards, provide more favorable accounting treatment under SFAS No. 123(R) and permit the Compensation Committee to have flexibility in the future if it were to choose to modify elements of the Company’s equity-based awards program. In addition, the Compensation Committee reviewed the competitive practices of the Company’s peer group. Vesting of restricted stock is time-based. All restricted stock granted to Messrs. Johnson, Schilling, Shea and Shoemaker is subject to 100% accelerated vesting in the event of termination without cause or upon a change in control of the Company. In addition, pursuant to his Senior Executive Agreement, Mr. Thomas Johnson’s restricted stock is also subject to 100% accelerated vesting in the event of his retirement.

Under the terms of their executive employment agreement, Mr. Thomas Johnson, Mr. Schilling and Mr. Shoemaker are eligible to receive restricted stock awards on April 1 of each year during the term of their respective executive employment agreements, provided each remains an employee of the Company as of such anniversary date and provided that the Company has achieved at least 50% of its EBITDA target (as set by the Compensation Committee) for the immediately prior fiscal year. Each restricted stock grant vests ratably over four years.

Perquisites and Other Personal Benefits

The Company limits the perquisites that are made available to the Company’ executives, particularly in light of recent developments in corporate America with respect to abuse relating to the granting of perquisites. The executives of the Company are entitled to few benefits that are not otherwise available to all employees. In this regard it should be noted that the Company does not provide pension arrangements or similar benefits to the Company’s executives or employees, other than a 401(k) program, in which all of the Company’s employees, including its executive officers, may participate. The Company maintains insurance and other benefit plans for its employees. Pursuant to executive employment agreements, as described below in the section entitled “Discussion of Summary Compensation and Grants of Plan-Based Awards Tables”, each executive officer is entitled to a monthly stipend for the lease of an automobile and related expenses in an amount equal to (i) $1,500 in the case of Mr. Thomas Johnson, (ii) $1,200 in the case of each of Messrs. Shea, Shoemaker, Schilling, Schulman, Cooper, Paine, Moore, Todd Johnson and McClary and (iii) $1,100 in the case of Mr. Storts.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the corporation’s chief executive officer and four other most highly compensated executive officers as of the end of any fiscal year. However, the statute exempts qualifying performance-based compensation from the deduction limit if specified requirements are met. Options granted under the Company’s 2004 Omnibus Long-Term Incentive Plan generally are designed to qualify as performance-based compensation under this definition . It is the intent of the Compensation Committee to structure stock option grants to executive officers who may be subject to Section 162(m) to satisfy the requirements for full deductibility.

The Company’s Board of Directors and the Compensation Committee reserve the authority to award non-deductible compensation, including grants of restricted stock as they deem appropriate. Since outstanding grants of restricted stock vest over time rather than upon the achievement of performance goals, they will not be considered performance-based compensation.

Further, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding our efforts, that compensation is intended to satisfy the requirements for deductibility under Section 162(m) will in fact do so.

Due to Section 280G of the Internal Revenue Code, portions of payments which are accelerated (such as option or restricted stock vesting) or payments to which officers become entitled upon a change in control of the Company (“excess parachute payments”) will be nondeductible to the Company. If the officers receive excess parachute payments, they will be liable for a 20% excise tax on the excess parachute payments. Messrs. Thomas Johnson and Schilling’s employment agreements provide that their total change in control payments will be reduced so that no portion of the change in control payments will qualify as excess parachute payments if, after such reduction, the officers will retain on an after-tax basis a greater amount than they would retain if they were paid the excess parachute payment and paid the excise tax. If there is such a reduction, the total change in control payments should be deductible to the Company. The Company’s 2001 Amended and Restated Stock Option Plan, 2004 Omnibus Long-Term Incentive Plan and Amended and Restated 1998 Stock Option and Incentive Plan (the “Company Incentive Plans”) provide that a right to exercise, vesting, payment or other benefit pursuant to change in control payments under the Company Incentive Plans shall not become exercisable or will be reduced so that no portion of the change in control payments will qualify as excess parachute payments if, after such reduction, the grantee will retain on an after-tax basis a greater amount than they would retain if the grantee were paid the excess parachute payment and paid the excise tax. If there is such a reduction, the total change in control payments should be deductible to the Company.

Change in Control Agreements

Thomas Johnson, Michael Shea, Peter Shoemaker, Raymond Schilling, Paul Schulman, Daniel Cooper, Lawrence Paine, Michael Moore, Todd Johnson, Cecil McClary and Craig Storts, each of whom is an executive officer of the Company, previously entered into an executive employment agreement with the Company (the “Executive Agreements”). The key terms of the Executive Agreements including those relating to payments or benefits in connection with any termination or change in the responsibilities of the executive officer or change in control of the Company as well as a description and quantified estimation of payments or other provisions in connection with the consummation of the Offer are described in the Company’s Schedule 14D-9, filed on April 4, 2007 and are incorporated herein by reference. The summary of the Executive Agreements does not purport to be complete and is qualified in its entirety by reference to the Executive Agreements, which are filed as exhibits to the Company’s Schedule 14D-9 and are incorporated herein by reference.

The Company entered into a new Executive Agreement with Mr. Moore on February 1, 2007, and with each of Messrs. Paine and McClary on April 1, 2007. Each executive officer had previously been a party to an Executive Agreement with the Company prior to entry into the new Executive Agreements. The new Executive Agreements were not entered into in anticipation of the Merger. The key terms of the new Executive Agreements, including those relating to payments or benefits in connection with any termination or change in the responsibilities of the executive officer or change in control of the Company as well as a description and quantified estimation of payments or other provisions in connection with the consummation of the Offer are described in the Company’s Schedule 14D-9 and are incorporated herein by reference. The summary of the new Executive Agreements does not purport to be complete and is qualified in its entirety by reference to the new Executive Agreements, which are filed as exhibits to the Company’s Schedule 14D-9 and are incorporated herein by reference.

In order to provide certain executive officers with an incentive to remain with the Company following the closing of the Merger, on March 31, 2007, Xerox entered into Retention Agreements with Messrs. Thomas Johnson, Shea, Shoemaker, Schilling, Schulman, Cooper, Paine and Moore (the “Retention Executives”). The key terms of the Retention Agreements are described in the Company’s Schedule 14D-9 and are incorporated herein by reference. The summary of the Retention Agreements does not purport to be complete and is qualified in its entirety by reference to the Retention Agreements, which are filed as exhibits to the Company’s Schedule 14D-9 and are incorporated herein by reference.

The Retention Agreements with Messrs. Thomas Johnson and Schilling contain senior advisor arrangements (“Senior Advisor Arrangements”) that describe how each executive officer’s role with the Company will be reduced beginning on January 1, 2009. The key terms of the Senior Advisor Arrangements are described in the Company’s Schedule 14D-9 and are incorporated herein by reference. The summaries of the Retention Agreements and Senior Advisor Arrangements do not purport to be complete and are qualified in their entirety by reference to the Retention Agreements, which are filed as exhibits to the Company’s Schedule 14D-9 and are incorporated herein by reference.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis report and discussed the analysis with management. Based on that review and discussion with management, the Compensation Committee recommended to the Company’s Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

The foregoing report has been furnished by the members of the Compensation Committee:

Edward N. Patrone, Chairman

Mark A. Harris

Daniel T. Hendrix

R. Eric McCarthey

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

Summary Compensation Table

The following table shows, for the fiscal year ended March 31, 2007, the compensation of the person who served as Chief Executive Officer of the Company, Chief Financial Officer of the Company, and each of the four most highly compensated executive officers of the Company, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation exceeded $100,000 for the year ended March 31, 2007 (the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(a)	Stock Awards ($)(b)	Option Awards($)(c)	Non-Equity Incentive Plan Compensation ($)(d)	All Other Compensation ($)(e)		Total ($)
Thomas S. Johnson Chairman and Chief Executive Officer	2007	$617,000	—	$466,426	$141,940	$876,140	$71,310	(f)	$2,172,816

Raymond Schilling Executive Vice President and Chief Financial Officer	2007	370,000	$290,000	223,818	70,971	403,300	26,114		1,384,203

Michael E. Shea, Jr. , President and Chief Operating Officer	2007	440,000	580,000	270,117	70,971	457,704	22,090		1,840,882

Peter W. Shoemaker, Executive Vice President—Strategy and Operations	2007	400,000	—	201,673	35,484	436,000	23,963		1,097,120

Paul A. Schulman— Senior Vice President— Operations	2007	300,000	—	85,671	35,484	327,000	23,858		772,013

Daniel R. Cooper— Senior Vice President—Sales	2007	300,000	—	85,671	35,484	327,000	21,928		770,083

(a)	The compensation in this column represents discretionary cash bonuses earned.
(b)	Represents the compensation expense for restricted stock awards recognized in fiscal 2007 in accordance with SFAS No. 123(R).
(c)	Represents the compensation expense for stock option awards recognized in fiscal 2007 in accordance with SFAS No. 123(R). The Company has elected to use the Black-Scholes option-pricing model to determine the fair value of these awards under SFAS No. 123(R). The Black-Scholes option-pricing model incorporates various and highly subjective assumptions, including expected term and expected volatility. The Company estimated the expected term of awards granted at 5.1 years. The Company estimated the expected volatility of Common Stock at 47.30%. The risk-free interest rate assumption is 4.82%. The Company has assumed an expected dividend yield of zero.
(d)	The compensation shown in this column represents payments earned under the Company’s 2004 Omnibus Long-Term Incentive Plan.

(e)	Amounts disclosed in this column consist of automobile allowances, a payment on a term life insurance policy for Mr. Schilling and the Company match of employee contributions to our 401(k) retirement plan as follows:

Name	Auto Allowance	Company Match 401(k)	Term Life Insurance
Tom Johnson	$16,500	$10,810	—
Raymond Schilling	$13,200	$10,684	$2,230
Michael Shea	$13,200	$8,890	—
Peter Shoemaker	$13,200	$10,763	—
Paul Schulman	$13,200	$10,658	—
Daniel Cooper	$13,015	$8,913	—

(f)	Includes a $44,000 reimbursement payment for business use of his personal plane grossed up for taxes.

Grants of Plan-Based Awards

The following table contains information concerning grants of plan based awards under the Company’s cash and equity incentive plans to the named executive officers during the year ended March 31, 2007.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(a)			All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/ Sh)(b)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)
Thomas S. Johnson	4/1/2006				40,000			$759,600
	4/1/2006					80,000	$18.99	726,400
		$0	$416,475	$925,500

Raymond Schilling	4/1/2006				20,000			379,800
	4/1/2006					40,000	$18.99	363,200
		0	138,750	425,500

Michael E. Shea, Jr.	4/1/2006					40,000	$18.99	363,200
	5/10/2006				20,000			395,200
		0	165,000	506,000

Peter W. Shoemaker	4/1/2006				10,000			189,900
	4/1/2006					20,000	$18.99	181,600
		0	150,000	460,000

Paul A. Schulman	4/1/2006				—	20,000	$18.99	181,600
		0	112,500	345,000

Daniel R. Cooper	4/1/2006				—	20,000	$18.99	181,600
		0	112,500	345,000

(a)	Threshold, target and maximum cash payment amounts under the Company’s 2004 Omnibus Long-Term Incentive Plan for fiscal year 2007. For Mr. Thomas Johnson, the target payment was 67.5% of base salary and the maximum payment was 150% of base salary. For the other Named Executive Officers, the target payment was 37.5% of base salary and the maximum payment was 115% of base salary.
(b)	As the grant date was not a trading day, the exercise price was based on the closing price of the Company’s Common Stock from the prior trading day.

Discussion of Summary Compensation and Grants of Plan-Based Awards Tables

The Company’s executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards Table was paid or awarded, are described above under “—Compensation Discussion and Analysis.” A description of the application of those policies and practices to each of the Named Executive Officers for the fiscal year ended March 31, 2007 is set forth below. Each Named Executive Officers has entered into a Senior Executive Agreement and a summary of the key terms is set forth below. The summaries of the Senior Executive Agreements do not purport to be complete and are qualified in their entirety by reference to the Senior Executive Agreements, which are filed as exhibits to the Company’s Schedule 14D-9 and are incorporated herein by reference. In addition, as of March 31, 2007, each Named Executive Officer has entered into a Retention Agreement with Xerox, which has modified each Named Executive Officer’s current Senior Executive Agreement. The key terms of the Retention Agreements are described in the Company’s Schedule 14D-9 and are incorporated herein by reference. The summary of the Retention Agreements does not purport to be complete and is qualified in its entirety by reference to the Retention Agreements, which are filed as exhibits to the Company’s Schedule 14D-9 and are incorporated herein by reference. With respect to the cash incentive awards, the formula applied in determining such awards is described under the heading entitled “COMPENSATION DISCUSSION AND ANALYSIS—Components of Compensation—Annual Cash Incentive Bonus” in this Information Statement.

Chief Executive Officer Compensation

As Chief Executive Officer, Thomas S. Johnson is responsible for the overall strategic direction of the Company. Based on a recommendation of the Compensation Committee, the Company’s Board of Directors determines compensation for the Chief Executive Officer using the same factors it uses for other executives, placing relatively less emphasis on base salary, and instead, creating greater performance-based opportunities through equity-based long-term and cash incentive compensation. In assessing the compensation paid to the Company’s Chief Executive Officer, the Compensation Committee relies on both information from selected benchmarks and its judgment with respect to the factors enumerated above.

Effective April 1, 2004, the Company entered into a Senior Executive Agreement with Mr. Johnson. The Agreement terminates on March 31, 2008; provided, however, the Agreement automatically renews for additional one year periods unless terminated by either party upon 60 days’ written notice prior to the end of the applicable term. The Agreement provides that Mr. Johnson is to receive an annual base salary as may be designated from time-to-time by the Board at a rate of not less than $562,500 per year. Mr. Johnson is eligible to receive an annual bonus in an amount of up to 100-150% of his annual base salary for such year, as determined by the Board each year based upon the Company’s achievement of budgetary and other objectives as set by the Board. During the term of the Agreement, the Company is obligated to use its best efforts to nominate Mr. Johnson for election as a Director. During the term of the Agreement, Mr. Johnson is entitled to such other benefits as may be approved by the Board, including those made available to other senior executives of the Company. Mr. Johnson is entitled to be reimbursed for reasonable and customary business expenses, subject to the Company’s standard documentation requirements. Additionally, Mr. Johnson receives a stipend of $1,500 per month during the term of the Agreement for the lease of an automobile and related expenses. The annual base salary paid during the fiscal year 2007 was $617,000, and the annual base salary to be paid during fiscal year 2008 is $635,000.

Under the terms of the Agreement, Mr. Johnson received a stock option grant on April 1, 2004 for the purchase of 280,000 shares of the Company’s Common Stock at a per share exercise price equal to the closing price of a share of Common Stock on the date of grant. Additionally, Mr. Johnson is entitled to receive additional grants of stock options for the purchase of 80,000 shares of Common Stock on April 1 of each year during the term of the Agreement, provided he remains an employee of the Company as of such anniversary date. All options have an exercise price equal to the per share closing price of the Company’s Common Stock on the date of grant, vest ratably over five years and expire not later than the tenth anniversary of the date of grant. On

March 31, 2006, the Company’s Board of Directors authorized the Company to accelerate the vesting of all employee stock options outstanding as of March 31, 2006. Each of the Company’s executive officers, including Mr. Johnson, have agreed in writing to sell any shares acquired on the exercise of accelerated options only in accordance with the applicable original vesting schedule. The resale restrictions terminate on the executive’s death, retirement or separation from the Company.

Under the terms of the Agreement, Mr. Johnson received a restricted stock award on April 1, 2005 of 40,000 shares of the Company’s Common Stock. Additionally, Mr. Johnson is eligible to receive additional restricted stock awards of 40,000 shares of the Company’s Common Stock on April 1 of each year during the term of the Agreement, provided he remains an employee of the Company as of such anniversary date and the Company has achieved at least 50% of its EBITDA target (as set by the Compensation Committee) for the immediately prior fiscal year. Each restricted stock grant vests ratably over four years.

Chief Financial Officer Compensation

As Chief Financial Officer, Raymond Schilling is responsible for all aspects of the Company’s financial reporting process. Effective April 1, 2004, the Company entered into a Senior Executive Agreement with Mr. Schilling. The Agreement terminates on March 31, 2008; provided, however, the Agreement automatically renews for additional one year periods unless terminated by either party upon 60 days’ written notice prior to the end of the applicable term. The Agreement provides that Mr. Schilling is to receive an annual base salary as may be designated from time-to-time by the Board at a rate of not less than $337,500 per year. Mr. Schilling is eligible to receive an annual bonus in an amount of up to 60-115% of his annual base salary for such year, as determined by the Board each year based upon the Company’s achievement of budgetary and other objectives as set by the Board. During the term of the Agreement, Mr. Schilling is entitled to such other benefits as may be approved by the Board, including those made available to other senior executives of the Company. Mr. Schilling is entitled to be reimbursed for reasonable and customary business expenses, subject to the Company’s standard documentation requirements. Additionally, Mr. Schilling receives a stipend of $1,200 per month during the term of the Agreement for the lease of an automobile and related expenses. The annual base salary paid during the fiscal year 2007 was $370,000, and the annual base salary to be paid during fiscal year 2008 is $384,000.

Under the terms of the Agreement, Mr. Schilling received a stock option grant on April 1, 2004 for the purchase of 56,000 shares of the Company’s Common Stock at a per share exercise price equal to the closing price of a share of Common Stock on the date of grant. Mr. Schilling received a stock option grant to purchase 40,000 shares of the Company’s Common Stock on April 1, 2005. Additionally, Mr. Schilling is entitled to receive additional grants of stock options for the purchase of not less than 20,000 or more than 40,000 shares of Common Stock, as determined by the Compensation Committee based on Mr. Schilling’s performance for the prior fiscal year, on April 1 of each year during the term of the Agreement, provided he remains an employee of the Company as of such anniversary date. All options have an exercise price equal to the per share closing price of the Company’s Common Stock on the date of grant, vest ratably over five years and expire not later than the tenth anniversary of the date of grant. On March 31, 2006, the Company’s Board of Directors authorized the Company to accelerate the vesting of all employee stock options outstanding as of March 31, 2006. Each of the Company’s executive officers, including Mr. Schilling, have agreed in writing to sell any shares acquired on the exercise of accelerated options only in accordance with the applicable original vesting schedule. The resale restrictions terminate on the executive’s death, retirement or separation from the Company.

Under the terms of the Agreement, Mr. Schilling received a restricted stock award on April 1, 2005 of 20,000 shares of the Company’s Common Stock. Additionally, Mr. Schilling is eligible to receive additional restricted stock awards of no less than 10,000 or more than 20,000 shares of the Company’s Common Stock, as determined by the Compensation Committee based on Mr. Schilling’s performance for the prior fiscal year, on April 1 of each year during the term of the Agreement, provided he remains an employee of the Company as of such anniversary date and the Company has achieved at least 50% of its EBITDA target (as set by the Compensation Committee) for the immediately prior fiscal year. Each restricted stock grant vests ratably over four years.

Executive Officer Compensation

Michael E. Shea, Jr. Effective January 20, 2005, the Company entered into a Senior Executive Agreement with Mr. Shea. The Agreement terminates on March 31, 2008; provided, however, the Agreement automatically renews for additional one year periods unless terminated by either party upon 60 days’ written notice prior to the end of the applicable term. The Agreement provides that Mr. Shea is to receive an annual base salary as may be designated from time-to-time by the Board at a rate of not less than $390,000 per year. Mr. Shea is eligible to receive an annual bonus in an amount of up to 60-115% of his annual base salary for such year, as determined by the Board each year based upon the Company’s achievement of budgetary and other objectives as set by the Board. During the term of the Agreement, Mr. Shea is entitled to such other benefits as may be approved by the Board, including those made available to other senior executives of the Company. Mr. Shea is entitled to be reimbursed for reasonable and customary business expenses, subject to the Company’s standard documentation requirements. Additionally, Mr. Shea receives a stipend of $1,200 per month during the term of the Agreement for the lease of an automobile and related expenses. The annual base salary paid during the fiscal year 2007 was $440,000, and the annual base salary to be paid during fiscal year 2008 is $534,000.

Under the terms of the Agreement, Mr. Shea received a stock option grant on January 20, 2005 for the purchase of 40,000 shares of the Company’s Common Stock at a per share exercise price equal to the closing price of a share of Common Stock on the date of grant. Additionally, Mr. Shea is entitled to receive additional grants of stock options for the purchase of 40,000 shares of Common Stock on April 1 of each year during the term of the Agreement, provided he remains an employee of the Company as of such anniversary date. All options have an exercise price equal to the per share closing price of the Company’s Common Stock on the date of grant, vest ratably over five years and expire not later than the tenth anniversary of the date of grant. On March 31, 2006, the Company’s Board of Directors authorized the Company to accelerate the vesting of all employee stock options outstanding as of March 31, 2006. Each of the Company’s executive officers, including Mr. Shea, have agreed in writing to sell any shares acquired on the exercise of accelerated options only in accordance with the applicable original vesting schedule. The resale restrictions terminate on the executive’s death, retirement or separation from the Company.

Under the terms of the Agreement, Mr. Shea received a restricted stock award on April 1, 2005 of 40,000 shares of the Company’s Common Stock. The restricted stock grant vests 20% on the third anniversary of the date of grant, 30% on the fourth anniversary of the date of grant and 50% on the fifth anniversary of the date of grant.

Peter W. Shoemaker. Effective April 1, 2005, the Company entered into a Senior Executive Agreement with Mr. Shoemaker. The Agreement terminates on April 1, 2008; provided, however, the Agreement automatically renews for additional one year periods unless terminated by either party upon 60 days’ written notice prior to the end of the applicable term. The Agreement provides that Mr. Shoemaker is to receive an annual base salary as may be designated from time-to-time by the Board at a rate of not less than $370,000 per year. Mr. Shoemaker is eligible to receive an annual bonus in an amount of up to 60-115% of his annual base salary for such year, as determined by the Board each year based upon the Company’s achievement of budgetary and other objectives as set by the Board. During the term of the Agreement, Mr. Shoemaker is entitled to such other benefits as may be approved by the Board, including those made available to other senior executives of the Company. Mr. Shoemaker is entitled to be reimbursed for reasonable and customary business expenses, subject to the Company’s standard documentation requirements. Additionally, Mr. Shoemaker receives a stipend of $1,200 per month during the term of the Agreement for the lease of an automobile and related expenses. The annual base salary paid during the fiscal year 2007 was $400,000, and the annual base salary to be paid during fiscal year 2008 is $439,000.

Under the terms of the Agreement, Mr. Shoemaker received a stock option grant on April 1, 2005 for the purchase of 20,000 shares of the Company’s Common Stock at a per share exercise price equal to the closing price of a share of Common Stock on the date of grant. Additionally, Mr. Shoemaker is entitled to receive additional grants of stock options for the purchase of 20,000 shares of Common Stock on April 1 of each year during the term of the Agreement, provided he remains an employee of the Company as of such anniversary date. All options have an exercise price equal to the per share closing price of the Company’s Common Stock on the date of grant, vest ratably over five years and expire not later than the tenth anniversary of the date of grant. On March 31, 2006, the Company’s Board of Directors authorized the Company to accelerate the vesting of all employee stock options outstanding as of March 31, 2006. Each of the Company’s executive officers, including Mr. Shoemaker, have agreed in writing to sell any shares acquired on the exercise of accelerated options only in accordance with the applicable original vesting schedule. The resale restrictions terminate on the executive’s death, retirement or separation from the Company.

Under the terms of the Agreement, Mr. Shoemaker received a restricted stock award on April 1, 2005 of 10,000 shares of the Company’s Common Stock. Additionally, Mr. Shoemaker is eligible to receive additional restricted stock awards of 10,000 shares of the Company’s Common Stock on April 1 of each year during the term of the Agreement, provided he remains an employee of the Company as of such anniversary date. Each restricted stock grant vests ratably over four years.

Paul A. Schulman. Effective April 1, 2005, the Company entered into a Senior Executive Agreement with Mr. Schulman. The Agreement terminates on April 1, 2008; provided, however, the Agreement automatically renews for additional one year periods unless terminated by either party upon 60 days’ written notice prior to the end of the applicable term. The Agreement provides that Mr. Schulman is to receive an annual base salary as may be designated from time-to-time by the Board at a rate of not less than $285,000 per year. Mr. Schulman is eligible to receive an annual bonus in an amount of up to 60-115% of his annual base salary for such year, as determined by the Board each year based upon the Company’s achievement of budgetary and other objectives as set by the Board. During the term of the Agreement, Mr. Schulman is entitled to such other benefits as may be approved by the Board, including those made available to other senior executives of the Company. Mr. Schulman is entitled to be reimbursed for reasonable and customary business expenses, subject to the Company’s standard documentation requirements. Additionally, Mr. Schulman receives a stipend of $1,200 per month during the term of the Agreement for the lease of an automobile and related expenses. The annual base salary paid during the fiscal year 2007 was $300,000, and the annual base salary to be paid during fiscal year 2008 is $364,000.

Under the terms of the Agreement, Mr. Schulman received a stock option grant on April 1, 2005 for the purchase of 20,000 shares of the Company’s Common Stock at a per share exercise price equal to the closing price of a share of Common Stock on the date of grant. Additionally, Mr. Schulman is entitled to receive additional grants of stock options for the purchase of 20,000 shares of Common Stock on April 1 of each year during the term of the Agreement, provided he remains an employee of the Company as of such anniversary date. All options have an exercise price equal to the per share closing price of the Company’s Common Stock on the date of grant, vest ratably over five years and expire not later than the tenth anniversary of the date of grant. On March 31, 2006, the Company’s Board of Directors authorized the Company to accelerate the vesting of all employee stock options outstanding as of March 31, 2006. Each of the Company’s executive officers, including Mr. Schulman, have agreed in writing to sell any shares acquired on the exercise of accelerated options only in accordance with the applicable original vesting schedule. The resale restrictions terminate on the executive’s death, retirement or separation from the Company.

Under the terms of the Agreement, Mr. Schulman received a restricted stock award on April 1, 2005 of 20,000 shares of the Company’s Common Stock. Twenty percent of restricted stock grant vests on the third anniversary of the grant; thirty percent on the fourth anniversary of the grant and fifty percent on the fifth anniversary of the grant.

Daniel C. Cooper. Effective April 1, 2005, the Company entered into a Senior Executive Agreement with Mr. Cooper. The Agreement terminates on April 1, 2008; provided, however, the Agreement automatically renews for additional one year periods unless terminated by either party upon 60 days’ written notice prior to the end of the applicable term. The Agreement provides that Mr. Cooper is to receive an annual base salary as may be designated from time-to-time by the Board at a rate of not less than $285,000 per year. Mr. Cooper is eligible to receive an annual bonus in an amount of up to 60-115% of his annual base salary for such year, as determined by the Board each year based upon the Company’s achievement of budgetary and other objectives as set by the Board. During the term of the Agreement, Mr. Cooper is entitled to such other benefits as may be approved by the Board, including those made available to other senior executives of the Company. Mr. Cooper is entitled to be reimbursed for reasonable and customary business expenses, subject to the Company’s standard documentation requirements. Additionally, Mr. Cooper receives a stipend of $1,200 per month during the term of the Agreement for the lease of an automobile and related expenses. The annual base salary paid during the fiscal year 2007 was $300,000, and the annual base salary to be paid during fiscal year 2008 is $364,000.

Under the terms of the Agreement, Mr. Cooper received a stock option grant on April 1, 2005 for the purchase of 20,000 shares of the Company’s Common Stock at a per share exercise price equal to the closing price of a share of Common Stock on the date of grant. Additionally, Mr. Cooper is entitled to receive additional grants of stock options for the purchase of 20,000 shares of Common Stock on April 1 of each year during the term of the Agreement, provided he remains an employee of the Company as of such anniversary date. All options have an exercise price equal to the per share closing price of the Company’s Common Stock on the date of grant, vest ratably over five years and expire not later than the tenth anniversary of the date of grant. On March 31, 2006, the Company’s Board of Directors authorized the Company to accelerate the vesting of all employee stock options outstanding as of March 31, 2006. Each of the Company’s executive officers, including Mr. Cooper, have agreed in writing to sell any shares acquired on the exercise of accelerated options only in accordance with the applicable original vesting schedule. The resale restrictions terminate on the executive’s death, retirement or separation from the Company.

Under the terms of the Agreement, Mr. Cooper received a restricted stock award on April 1, 2005 of 20,000 shares of the Company’s Common Stock. Twenty percent of restricted stock grant vests on the third anniversary of the grant; thirty percent on the fourth anniversary of the grant and fifty percent on the fifth anniversary of the grant.

The description of the Senior Executive Agreement entered into by and between the Company and each of the officers is qualified in its entirety by reference to the Senior Executive Agreement dated April 1, 2004 by and between the Company and Thomas S. Johnson, the Senior Executive Agreement dated January 20, 2005 by and between the Company and Michael E. Shea, Jr., the Senior Executive Agreement dated April 1, 2005 by and between the Company and Peter W. Shoemaker, the Senior Executive Agreement dated April 1, 2004 by and between the Company and Raymond Schilling and the Senior Executive Agreement dated April 1, 2005 by and between the Company and Paul A. Schulman, each of which was filed in the Company’s Schedule 14D-9 as Exhibits (e)(3), (e)(4), (e)(5), (e)(6) and (e)(7) respectively, and the Senior Executive Agreement dated April 1, 2005 by and between the Company and Daniel C. Cooper which was filed on the Company’s Form 8-K on April 4, 2005 and are incorporated by reference herein.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the named executive officers concerning unexercised stock option awards and unvested stock awards as of March 31, 2007.

Outstanding Equity Awards at Fiscal Year End

Name	Grant Date	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($) (a)
Thomas S. Johnson	6/27/02	56,000	—	$9.40	6/26/12
	6/27/02					45,000	$877,500
	4/1/03	112,000	—	$9.28	3/31/13
	4/1/04	280,000	—	$16.61	3/31/14
	4/1/05	80,000	—	$17.73	3/31/15
	4/1/05					30,000	$585,000
	4/1/06	—	80,000	$18.99	3/31/16
	4/1/06					40,000	$780,000

Raymond Schilling	4/26/99	47,100	—	$7.63	4/25/09
	6/27/02	56,000	—	$9.40	6/26/12
	6/27/02					17,500	$341,250
	4/1/03	56,000	—	$9.28	3/31/13
	4/1/04	56,000	—	$16.61	3/31/14
	4/1/05	40,000	—	$17.73	3/31/15
	4/1/05					15,000	$292,500
	4/1/06		40,000	$18.99	3/31/16
	4/1/06					20,000	$390,000

Michael E. Shea, Jr.	8/28/02	40,000	—	$9.80	8/27/12
	4/1/03	40,000	—	$9.28	3/31/13
	4/1/04	40,000	—	$16.61	3/31/14
	1/26/05	40,000	—	$17.40	1/25/15
	4/1/05					40,000	$780,000
	4/1/06		40,000	$18.99	3/31/16
	5/10/06					20,000	$390,000

Peter W. Shoemaker	10/1/02	40,000	—	$9.66	9/30/12
	10/1/02					40,000	$780,000
	4/1/03	70,000	—	$9.28	3/31/13
	4/1/04	100,000	—	$16.61	3/31/14
	4/1/05	20,000	—	$17.73	3/31/15
	4/1/05					7,500	$146,250
	4/1/06		20,000	$18.99	3/31/16
	4/1/06					10,000	$195,000

Paul A. Schulman	4/26/99	600	—	$7.63	4/25/09
	2/25/04	30,000	—	$15.13	2/24/14
	4/1/05	20,000	—	$17.73	3/31/15
	4/1/05					20,000	$390,000
	4/1/06		20,000	$18.99	3/31/16

Daniel C. Cooper	2/28/02	12,000	—	$7.79	2/28/12
	6/14/02	2,000	—	$9.03	6/13/12
	2/25/04	20,000	—	$15.13	2/24/14
	4/1/05	20,000	—	$17.73	3/31/15
	4/1/05					20,000	$390,000
	4/1/06		20,000	$18.99	3/31/16

(a)	Based upon 3/30/2007 fair market value of $19.50.

Option Exercises and Stock Vested

The following table sets forth information with respect to the named executive officers concerning the exercise of stock options and the vesting of stock awards during the year ended March 31, 2007.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Named Executive Officer	Number of Shares Acquired on Exercise(#)(a)	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)
Thomas S. Johnson	153,100	$1,999,330	37,000	$702,630
Raymond Schilling	19,000	267,298	15,500	294,345
Michael E. Shea, Jr.	35,100	478,249	—	—
Peter W. Shoemaker	30,000	342,700	26,500	577,155
Paul A. Schulman	—	—	—	—
Daniel C. Cooper	6,400	103,554	—	—

(a)	Amounts shown represent aggregate number of shares acquired upon option exercise.

Potential Post-Employment Payments

The summaries of agreements below are qualified in their entirety by reference to the complete agreements, which have been included as exhibits to the Company’s filings with the SEC. The tables below reflects the payments and benefits that each Named Executive Officer would receive in the event of termination of his employment with the Company under various scenarios, including termination without cause (both with and without a change in control of the Company), termination for cause, death, disability, non-renewal of such officer’s employment and retirement. The amounts shown assume that such termination was effective as of March 31, 2007, and thus include amounts earned through such time and are estimates of the amounts that would be paid out to the executive upon his termination as of March 31, 2007. To calculate the potential value of stock options and restricted stock awards, the assumed stock price is $19.50, based on the closing market price for the Company’s Common Stock on March 30, 2007. The actual amounts to be paid out can only be determined at the time of each such officer’s separation from the Company and will be different in the case of a termination in connection with the consummation of the Offer.

Thomas S. Johnson. In the event Mr. Johnson’s employment is terminated without cause (including by providing notice that the term of the Senior Executive Agreement will not automatically renew) or Mr. Johnson terminates his employment for good reason (including as a result of a change in control of the Company), the Company will continue to pay Mr. Johnson a monthly amount equal to 200% of the monthly portion of his then current annual base salary for a period of 24 months commencing on the date of termination. Additionally, the Company will continue to provide Mr. Johnson with healthcare coverage for 24 months following the date of termination, all restricted stock grants will become fully vested and all stock option grants will become fully vested and will remain exercisable for a period of one year following the date of termination. Mr. Johnson’s compensation as a result of a change in control and its implications with respect to Section 280G of the Internal Revenue Code is described in the section entitled “COMPENSATION DISCUSSION AND ANALYSIS—Deductibility of Executive Compensation.” In the event the Company terminates Mr. Johnson’s employment for cause or if he terminates his employment without good reason, the Company’s obligation to pay any compensation or other benefits ceases on the date of termination and all vesting under the restricted stock grants and stock options grants will cease as the date of termination. If Mr. Johnson retires during the term of the Senior Executive Agreement, the Company’s obligation to pay any compensation or benefits ceases on the date of termination and all restricted stock grants and stock option grants will become fully vested and will remain exercisable for a period of one year following the date of termination. In the event of Mr. Johnson’s death or permanent disability, the Company will pay Mr. Johnson or his estate an amount equal to his prorated bonus for the current year and all restricted stock grants and stock option grants will become fully vested and will remain exercisable for a period of one year after the date of death or permanent disability. The Senior Executive Agreement contains a confidentiality covenant during the term of employment and a covenant not to compete with us and our subsidiaries for a period of two years after the expiration of any severance pay. Additionally, the Senior Executive Agreement includes a covenant not to solicit any of our or our subsidiaries’ executives, employees, customers, suppliers, vendors, licensees or other business relations during the non-compete period.

Executive Benefits and Payment Upon Termination	For Cause or Voluntary($)	Without Cause (Unrelated to a Change in Control)($)	Death($)	Disability($)	Non-Renewal($)	Retirement($)	Termination Without Cause (Related to a Change in Control)($)
Value of Vested Stock Option Awards(a)	$2,661,600	$2,661,600	$2,661,600	$2,661,600	$2,661,600	$2,661,600	$2,661,600

Value of Unvested Stock Option Awards(b)	—	40,800	40,800	40,800	—	40,800	40,800

Value of Restricted Stock(c)	—	2,242,500	2,242,500	2,242,500	—	2,242,500	2,242,500
Severance (Cash)(d)	205,609	2,673,609	—	—	2,673,609	205,609	2,673,609

Prorated Bonus(e)	—	—	925,500	925,500	—	—	—

Medical Benefits(f)	19,677.12	19,677.12	—	—	—	—	19,677.12

(a)	Calculated as the difference between the assumed value of $19.50 and the exercise price, multiplied by the number of vested stock options as of March 31, 2007.
(b)	Calculated as the difference between the assumed value of $19.50 and the exercise price, multiplied by the number of unvested stock options as of March 31, 2007.
(c)	Calculated as the number of unvested shares of restricted stock as of March 31, 2007 multiplied by the assumed price of $19.50.
(d)	Calculated as a percentage of salary based on the terms of employment and includes an amount owed for accrued vacation days.
(e)	Calculation based on a full year of employment.
(f)	Medical benefits based on a $819.88 per month premium.

Raymond Schilling. In the event Mr. Schilling’s employment is terminated without cause (including by providing notice that the term of the Senior Executive Agreement will not automatically renew) or Mr. Schilling terminates his employment for good reason (including as a result of a change in control of the Company), the Company will continue to pay Mr. Schilling a monthly amount equal to 160% of the monthly portion of his then current annual base salary for a period of 24 months commencing on the date of termination. Additionally, the Company will continue to provide Mr. Schilling with healthcare coverage for 24 months following the date of termination, all restricted stock grants will become fully vested and all stock option grants will become fully vested and will remain exercisable for a period of one year following the date of termination. Mr. Schilling’s compensation as a result of a change in control and its implications with respect to Section 280G of the Internal Revenue Code is described in the section entitled “COMPENSATION DISCUSSION AND ANALYSIS—Deductibility of Executive Compensation.” In the event the Company terminates Mr. Schilling’s employment for cause or if he terminates his employment without good reason, the Company’s obligation to pay any compensation or other benefits ceases on the date of termination and all vesting under the restricted stock grants and stock options grants will cease as the date of termination. If Mr. Schilling retires during the term of the Senior Executive Agreement, the Company’s obligation to pay any compensation or benefits ceases on the date of termination and all restricted stock grants and stock option grants will become fully vested and will remain exercisable for a period of one year following the date of termination. In the event of Mr. Schilling’s death or permanent disability, the Company will pay Mr. Schilling or his estate an amount equal to his prorated bonus for the current year and all restricted stock grants and stock option grants will become fully vested and will remain exercisable for a period of one year after the date of death or permanent disability. The Senior Executive Agreement contains a confidentiality covenant during the term of employment and a covenant not to compete with us and our subsidiaries for a period of two years after the expiration of any severance pay.

Executive Benefits and Payment Upon Termination	For Cause or Voluntary($)	Without Cause (Unrelated to a Change in Control)($)	Death($)	Disability($)	Non-Renewal($)	Retirement($)	Termination Without Cause (Related to a Change in Control)($)
Value of Vested Stock Option Awards(a)	$1,930,153	$1,930,153	$1,930,153	$1,930,153	$1,930,153	$1,930,153	$1,930,153

Value of Unvested Stock Option Awards(b)	—	20,400	20,400	20,400	—	20,400	20,400

Value of Restricted Stock(c)	—	1,023,750	1,023,750	1,023,750	—	1,023,750	1,023,750

Severance (Cash)(d)	123,333	1,307,333			1,307,333	123,333	1,307,333

Prorated Bonus(e)	—	—	548,833	548,833	—	—	—

Medical Benefits(f)	28,705	28,705	—	—	—	—	28,705

(a)	Calculated as the difference between the assumed value of $19.50 and the exercise price, multiplied by the number of vested stock options as of March 31, 2007.
(b)	Calculated as the difference between the assumed value of $19.50 and the exercise price, multiplied by the number of unvested stock options as of March 31, 2007.
(c)	Calculated as the number of unvested shares of restricted stock as of March 31, 2007 multiplied by the assumed price of $19.50.
(d)	Calculated as a percentage of salary based on the terms of employment and includes an amount owed for accrued vacation days.
(e)	Calculation based on a full year of employment.
(f)	Medical benefits based on a $1,196.03 per month premium.

Michael E. Shea, Jr. In the event Mr. Shea’s employment is terminated without cause (including by providing notice that the term of the Senior Executive Agreement will not automatically renew) or Mr. Shea terminates his employment for good reason (including as a result of a change in control of the Company), the Company will continue to pay Mr. Shea a monthly amount equal to 150% of the monthly portion of his then current annual base salary for a period of 24 months commencing on the date of termination. Additionally, the Company will continue to provide Mr. Shea with healthcare coverage for 24 months following the date of termination, all restricted stock grants will become fully vested and all stock option grants will become fully vested and will remain exercisable for a period of one year following the date of termination. In the event the Company terminates Mr. Shea’s employment for cause or if he terminates his employment without good reason, the Company’s obligation to pay any compensation or other benefits ceases on the date of termination and all vesting under the restricted stock grants and stock options grants will cease as the date of termination. If Mr. Shea retires after the third anniversary of the date of the Senior Executive Agreement but prior to the fifth anniversary of the date of the Senior Executive Agreement, the Company’s obligation to pay any compensation or benefits ceases on the date of termination and all stock option grants will become fully vested and will remain exercisable for a period of one year following the date of termination. If Mr. Shea retires after the fifth anniversary of the date of the Senior Executive Agreement, the Company’s obligation to pay any compensation or benefits ceases on the date of termination and the restricted stock grant and all stock option grants will become fully vested and will remain exercisable for a period of one year following the date of termination. In the event of Mr. Shea’s death or permanent disability, the Company will pay Mr. Shea or his estate an amount equal to his prorated bonus for the current year and all stock option grants will become fully vested and will remain exercisable for a period of one year after the date of death or permanent disability. The Senior Executive Agreement contains a confidentiality covenant during the term of employment and a covenant not to compete with us and our subsidiaries for a period of one year after the expiration of any severance pay. Additionally, the

Senior Executive Agreement includes a covenant not to solicit any of our or our subsidiaries’ executives, employees, customers suppliers, vendors, licensees or other business relations during the non-compete period.

Executive Benefits and Payment Upon Termination	For Cause or Voluntary($)	Without Cause (Unrelated to a Change in Control)($)	Death($)	Disability($)	Non-Renewal($)	Retirement($)	Termination Without Cause (Related to a Change in Control)($)
Value of Vested Stock Option Awards(a)	$996,600	$996,600	$996,600	$996,600	$996,600	$996,600	$996,600

Value of Unvested Stock Option Awards(b)	—	20,400	20,400	20,400	—	—	20,400

Value of Restricted Stock(c)	—	1,170,000	1,170,000	1,170,000	—	—	1,170,000

Severance (Cash)(d)	146,667	1,466,667	146,667	146,667	1,466,667	146,667	1,466,667

Prorated Bonus(e)	—	—	506,000	506,000	—	—	—

Medical Benefits(f)	32,985	32,985	—	—	—	—	32,985

(a)	Calculated as the difference between the assumed value of $19.50 and the exercise price, multiplied by the number of vested stock options as of March 31, 2007.
(b)	Calculated as the difference between the assumed value of $19.50 and the exercise price, multiplied by the number of unvested stock options as of March 31, 2007.
(c)	Calculated as the number of unvested shares of restricted stock as of March 31, 2007 multiplied by the assumed price of $19.50.
(d)	Calculated as a percentage of salary based on the terms of employment and includes an amount owed for accrued vacation days.
(e)	Calculation based on a full year of employment.
(f)	Medical benefits based on a $1,374.39 per month premium.

Peter W. Shoemaker. In the event Mr. Shoemaker’s employment is terminated without cause (including by providing notice that the term of the Senior Executive Agreement will not automatically renew) or Mr. Shoemaker terminates his employment for good reason (including as a result of a change in control of the Company), the Company will continue to pay Mr. Shoemaker a monthly amount equal to 160% of the monthly portion of his then current annual base salary for a period of 24 months commencing on the date of termination. Additionally, the Company will continue to provide Mr. Shoemaker with healthcare coverage for 24 months following the date of termination, all restricted stock grants will become fully vested and all stock option grants will become fully vested and will remain exercisable for a period of one year following the date of termination. In the event the Company terminates Mr. Shoemaker’s employment for cause or if he terminates his employment without good reason, the Company’s obligation to pay any compensation or other benefits ceases on the date of termination and all vesting under the restricted stock grants and stock options grants will cease as the date of termination. If Mr. Shoemaker retires prior to October 1, 2007, the Company’s obligation to pay any compensation or benefits ceases on the date of termination and Mr. Shoemaker’s 2002 restricted stock grant and stock option grants will become fully vested and will remain exercisable for a period of one year following the date of termination. If Mr. Shoemaker retires after October 1, 2007, the Company’s obligation to pay any compensation or benefits ceases on the date of termination and all restricted stock grants and stock option grants will become fully vested and will remain exercisable for a period of one year following the date of termination. In the event of Mr. Shoemaker’s death or permanent disability, the Company will pay Mr. Shoemaker or his estate an amount equal to his prorated bonus for the current year and all restricted stock grants and stock option grants will become fully vested and will remain exercisable for a period of one year after the date of death or permanent disability. The Senior Executive Agreement contains a confidentiality covenant during the term of employment and a covenant not to compete with us and our subsidiaries for a period of one year after the expiration of any severance pay. Additionally, the Senior Executive Agreement includes a covenant not to solicit any of our or our subsidiaries’ executives, employees, customers, suppliers, vendors, licensees or other business relations during the non-compete period.

Executive Benefits and Payment Upon Termination	For Cause or Voluntary($)	Without Cause (Unrelated to a Change in Control)($)	Death($)	Disability($)	Non-Renewal($)	Retirement($)	Termination Without Cause (Related to a Change in Control)($)
Value of Vested Stock Option Awards(a)	$1,433,750	$1,433,750	$1,433,750	$1,433,750	$1,433,750	$1,433,750	$1,433,750

Value of Unvested Stock Option Awards(b)	—	10,200	10,200	10,200	—	—	10,200

Value of Restricted Stock(c)	—	1,121,250	1,121,250	1,121,250	—	—

Severance (Cash)(d)	133,333	1,413,333	133,333	133,333	1,413,333	133,333	1,413,333

Prorated Bonus(e)			460,000	460,000

Medical Benefits(f)	19,677	19,677	—	—	—	—	19,677

(a)	Calculated as the difference between the assumed value of $19.50 and the exercise price, multiplied by the number of vested stock options as of March 31, 2007.
(b)	Calculated as the difference between the assumed value of $19.50 and the exercise price, multiplied by the number of unvested stock options as of March 31, 2007.
(c)	Calculated as the number of unvested shares of restricted stock as of March 31, 2007 multiplied by the assumed price of $19.50.
(d)	Calculated as a percentage of salary based on the terms of employment and includes an amount owed for accrued vacation days.
(e)	Calculation based on a full year of employment.
(f)	Medical benefits based on a $819.88 per month premium.

Paul A. Schulman. Effective April 1, 2005, the Company entered into a Senior Executive Agreement with Mr. Schulman and terminates on April 1, 2008; provided, however, the Senior Executive Agreement automatically renews for additional one year periods unless terminated by either party upon 60 days’ written notice prior to the end of the applicable term. In the event Mr. Schulman’s employment is terminated within one year of a change–in–control or Mr. Schulman terminates his employment within one year of a change in control, the Company will continue to pay Mr. Schulman a monthly amount equal to the monthly portion his then current annual base salary for a period of 24 months commencing on the date of termination. Additionally, the Company will continue to provide Mr. Schulman with healthcare coverage for 12 or 24 months, as the case may be, following the date of termination. In the event the Company terminates Mr. Schulman’s employment for cause or if he terminates his employment without good reason, the Company’s obligation to pay any compensation or other benefits ceases on the date of termination and all vesting under the restricted stock grants and stock options grants will cease as the date of termination. The Senior Executive Agreement contains a confidentiality covenant during the term of employment and a covenant not to compete with us and our subsidiaries for a period of two years after the date of termination. Additionally, the Senior Executive Agreement includes a covenant not to solicit any of our or our subsidiaries’ executives, employees, customers, suppliers, vendors, licensees or other business relations during the non-compete period.

Executive Benefits and Payment Upon Termination	For Cause or Voluntary($)	Without Cause (Unrelated to a Change in Control)($)	Death($)	Disability($)	Non-Renewal($)	Retirement($)	Termination Without Cause (Related to a Change in Control)($)
Value of Vested Stock Option Awards(a)	$173,625	$173,625	$173,625	$173,625	$173,625	$173,625	$173,625

Value of Unvested Stock Option Awards(b)	—	—	10,200	10,200	—	—	10,200

Value of Restricted Stock(c)	—	—	390,000	390,000	—	—	390,000

Severance (Cash)(d)	—	300,000	—	—	150,000	—	300,000

Prorated Bonus(e)	—	345,000	345,000	345,000	—	—	—

Medical Benefits(f)	14,352	14,352	—	—	—	—	28,705

(a)	Calculated as the difference between the assumed value of $19.50 and the exercise price, multiplied by the number of vested stock options as of March 31, 2007.
(b)	Calculated as the difference between the assumed value of $19.50 and the exercise price, multiplied by the number of unvested stock options as of March 31, 2007.
(c)	Calculated as the number of unvested shares of restricted stock as of March 31, 2007 multiplied by the assumed price of $19.50.
(d)	Calculated as a percentage of salary based on the terms of employment.
(e)	Calculation based on a full year of employment.
(f)	Medical benefits based on a $1,196.03 per month premium.

Daniel C. Cooper. Effective April 1, 2005, the Company entered into a Senior Executive Agreement with Mr. Cooper and terminates on April 1, 2008; provided, however, the Senior Executive Agreement automatically renews for additional one year periods unless terminated by either party upon 60 days’ written notice prior to the end of the applicable term. In the event Mr. Cooper’s employment is terminated within one year of a change–in–control or Mr. Cooper terminates his employment within one year of a change in control, the Company will continue to pay Mr. Cooper a monthly amount equal to the monthly portion his then current annual base salary for a period of 24 months commencing on the date of termination. Additionally, the Company will continue to provide Mr. Cooper with healthcare coverage for 12 or 24 months, as the case may be, following the date of termination. In the event the Company terminates Mr. Cooper’s employment for cause or if he terminates his employment without good reason, the Company’s obligation to pay any compensation or other benefits ceases on the date of termination and all vesting under the restricted stock grants and stock options grants will cease as the date of termination. The Senior Executive Agreement contains a confidentiality covenant during the term of employment and a covenant not to compete with us and our subsidiaries for a period of two years after the date of termination. Additionally, the Senior Executive Agreement includes a covenant not to solicit any of our or our subsidiaries’ executives, employees, customers, suppliers, vendors, licensees or other business relations during the non-compete period.

Executive Benefits and Payment Upon Termination	For Cause or Voluntary($)	Without Cause (Unrelated to a Change in Control)($)	Death($)	Disability($)	Non-Renewal($)	Retirement($)	Termination Without Cause (Related to a Change in Control)($)
Value of Vested Stock Option Awards(a)	$284,330	$284,330	$284,330	$284,330	$284,330	$284,330	$284,330

Value of Unvested Stock Option Awards(b)	—	—	10,200	10,200	—	—	10,200

Value of Restricted Stock(c)	—	—	390,000	390,000	—	—	390,000

Severance (Cash)(d)	—	300,000	—	—	150,000	—	300,000

Prorated Bonus(e)	—	345,000	345,000	345,000	—	—	—

Medical Benefits(f)	14,352	14,352	—	—	—	—	28,705

(a)	Calculated as the difference between the assumed value of $19.50 and the exercise price, multiplied by the number of vested stock options as of March 31, 2007.
(b)	Calculated as the difference between the assumed value of $19.50 and the exercise price, multiplied by the number of unvested stock options as of March 31, 2007.
(c)	Calculated as the number of unvested shares of restricted stock as of March 31, 2007 multiplied by the assumed price of $19.50.
(d)	Calculated as a percentage of salary based on the terms of employment.
(e)	Calculation based on a full year of employment.
(f)	Medical benefits based on a $1,196.03 per month premium.

DIRECTOR COMPENSATION

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Company’s Board of Directors. In setting director compensation, the Company considers the role of the directors, the amount of time that directors expend in fulfilling their duties as well as the expertise required of Company Board members. The Company’s Board of Directors, acting upon the recommendation of the Compensation Committee, has adopted the following compensation policy for non-employee independent directors:

•	An annual retainer of $30,000, payable quarterly.

•	An annual committee meeting fee of $5,000 per director, per committee, payable quarterly.

•	An additional annual committee meeting fee of $5,000 to each member of the Company’s Audit Committee, payable quarterly.

•

An additional annual committee meeting fee of $2,500, payable quarterly, to the director serving as the Chair of the Compensation Committee, to the director serving as the Chair of the Governance Committee, and to the director serving as the Chair of the Strategic Planning Committee.

•	An additional annual committee meeting fee of $7,500, payable quarterly, to the director serving as the Chair of the Company’s Audit Committee.

•	Reimbursement for reasonable and customary expenses associated with attendance at Board and Committee meetings.

Pursuant to the Company’s compensation policy for non-employee directors, which was adopted by the Company Board on February 10, 2005, on April 1 of each year, each non-employee director of the Company is entitled to receive, at the director’s election, a grant of either 10,000 stock options or a grant of 4,000 stock options and 2,000 shares of restricted stock. All options and restricted stock will be granted on April 1 of each year.

Each stock option grant will vest in five equal annual installments beginning in the year after grant and expire no later than 10 years after the date of grant. The stock options are granted with an exercise price equal to the closing price of the Company’s Common Stock on the date of grant. Each restricted stock grant will vest as follows: 20% of the restricted stock grant will vest on the third anniversary of the grant date, 30% will vest on the fourth anniversary of the grant date and the balance will vest on the fifth anniversary of the grant date. All options and restricted stock are subject to 100% accelerated vesting in the event of a Director’s death, disability, resignation or upon a change in control of the Company.

Director Summary Compensation Table

The table below summarizes the compensation paid to non-employee directors for the fiscal year ended March 31, 2007. Directors who are employees receive no additional compensation for Company Board service.

Director Compensation Table

Name	Fees Earned or Paid in Cash($)	Stock Awards($)(a)	Option Awards($)(b)	Total($)
Mark A. Harris	$47,500	$15,837	$66,225	$129,562
Daniel T. Hendrix	45,000	15,837	67,328	128,075
R. Eric McCarthey	60,000	15,837	57,884	133,721
Edward N. Patrone	47,500	15,837	57,884	121,221
M. Lazane Smith	45,000	15,837	67,328	128,075
Edward J. Smith	52,500	15,837	55,455	123,792

(a)	Represents the compensation expense for restricted stock awards recognized in fiscal 2007 in accordance with SFAS No. 123(R). The grant date fair value per share on April 1, 2005 was $17.73 and on April 1, 2006 was $18.18. As of March 31, 2007, our non-employee directors each held 4,000 shares of restricted stock that had been granted by us as director compensation.
(b)	Represents the compensation expense of stock option awards recognized in fiscal 2007 in accordance with SFAS No. 123(R). The grant date fair value per share was as follows: August 13, 2001—$4.67, August 19, 2002—$6.37, January 13, 2003—$5.92, May 16, 2003—$5.65, August 18, 2003—$7.43, August 16, 2004—$7.63, November 11, 2004—$10.49, April 1, 2005—$9.87, April 17, 2006— $8.68. The Company has elected to use the Black-Scholes option-pricing model to determine the fair value of these awards under SFAS No. 123(R). The Black-Scholes option-pricing model incorporates various and highly subjective assumptions, including expected term and expected volatility. For the grants included in the expense above, the Company estimated the expected term of awards granted at a range of 5.0 to 5.1 years. The Company estimated the expected volatility of Common Stock at a range from 46.90% to 83.91%. The risk-free interest rate assumption ranges from 3.50% to 5.00%. The Company has assumed an expected dividend yield of zero. As of March 31, 2007, our non-employee directors held stock options that had been granted by us as director compensation to purchase the following number of shares of Common Stock: Mr. Harris—25,200, Mr. Hendrix—48,000, Mr. McCarthey—26,800, Mr. Patrone—70,000, Ms. Smith—28,000 and Mr. Smith—28,000.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended March 31, 2007, Edward A. Patrone, Chairman, Mark A. Harris, Daniel T. Hendrix, and R. Eric McCarthey served on the Compensation Committee. None of the members of our Compensation Committee is or was an officer or employee of the Company or any of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s officers and directors, and persons who own more than 10% of the Company’s outstanding shares of Common Stock (collectively, “Section 16 Persons”), to file initial reports of ownership and reports of changes in ownership with the SEC and The Nasdaq Stock Market, Inc. Section 16 Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Except as described below, based solely on the Company’s review of the copies of such forms received by the Company, or written representations from certain Section 16 persons that no Section 16(a) reports were required for such persons, the Company believes that during the fiscal year ended March 31, 2007, the Section 16 Persons complied with all Section 16(a) filing requirements applicable to them.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2007	GLOBAL IMAGING SYSTEMS, INC.

	By:	/S/ THOMAS S. JOHNSON
Thomas S. Johnson Chairman and Chief Executive Officer